Exhibit 99.1

PROVINCE OF MANITOBA

   This description of Province of Manitoba is dated as of October 27th, 2016 and appears as Exhibit 99.1 to the Province’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2016.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Province of Manitoba (the Province). The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to the Province’s Annual Report to the U.S. Securities and Exchange Commission (the Commission) on Form 18-K for the fiscal year ended March 31, 2016. Additional information with respect to the Province is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments can be inspected and copied at the Commission’s website at http://www.sec.gov, or at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or from Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba R3C 3N9, Canada. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.

The fiscal year of the Province ends March 31. Fiscal 2016 and 2015-2016 refer to the fiscal year ended March 31, 2016 and, unless otherwise indicated, 2015 means the calendar year ended December 31, 2015. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars ($ or C$) and all references to dollars are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.

At October 26, 2016, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.3360.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy

	Year Ended December 31,					Compound Annual Growth Rate
	2011	2012	2013	2014	2015	2011-2015
	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product	$56,343	$59,802	$62,026	$64,117	$65,764	3.9%
Change in Real Gross Domestic Product
Manitoba	2.8%	2.7%	2.6%	2.2%	1.6%
Canada	3.1%	1.7%	2.2%	2.5%	1.1%
Manufacturing Shipments	$16,153	$16,333	$16,742	$17,200	$16,948	1.2
Farm Cash Receipts	4,971	5,146	5,833	5,975	5,823	4.0
Capital Investment	7,509	7,795	7,620	8,633	9,687	6.6
Primary Household Income	36,700	38,588	40,146	41,409	42,721	3.9
Population at July 1 (in 000’s)	1,234	1,250	1,266	1,281	1,296	1.2
Average Unemployment Rate	5.5%	5.3%	5.4%	5.4%	5.6%
Change in Consumer Price Index (Manitoba)	3.0%	1.6%	2.2%	1.9%	1.2%
Average Exchange Rate (C$ per US$)	0.9891	0.9996	1.0299	1.1045	1.2787

Revenue and Expense of the Government Reporting Entity (1)

	Year Ended March 31,
	2012	2013	2014	2015	2016
	(In millions of dollars)
Total Revenue	$13,688	$13,812	$14,414	$14,963	$15,054
Total Expense	(14,689)	(14,372)	(14,936)	(15,393)	(15,900)

Summary Net Income (Loss)	$(1,001)	$(560)	$(522)	$(430)	$(846)

(1)	See “Statement of Revenue and Expense of the Government Reporting Entity” on page 27.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2012	2013	2014	2015	2016
	(In millions of dollars, unless otherwise indicated)
Consisting of
Net Direct Funded Borrowings	$25,728	$27,699	$30,074	$33,325	$37,753
Net Guaranteed Borrowings	257	166	265	172	110

	$25,985	$27,865	$30,339	$33,497	$37,863
Issued for
General Government Programs (1)	$13,919	$14,828	$15,720	$16,777	$18,501
Self-Sustaining Purposes	12,019	13,004	14,599	16,705	19,352
Loans Payable to the Government of Canada and Government Business Enterprises (2)	47	33	19	15	10

	$25,985	$27,865	$30,339	$33,497	$37,863
General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	24.7%	24.8%	25.3%	26.2%	28.1%
Self-Sustaining Purposes Borrowings as a Percentage of Nominal Gross Domestic Product	21.3%	21.7%	23.5%	26.1%	29.4%

(1)	Total borrowings issued for General Government Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.
(2)	Canadian generally accepted accounting principles (GAAP) for the public sector as recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2012	2013	2014	2015	2016
	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$10,623	$10,585	$10,683	$10,205	$10,563

Liabilities:
Borrowings (2)	19,603	20,788	21,946	23,257	25,438
Accounts payable, accrued charges, provisions and unearned revenue	3,864	3,790	3,971	4,204	4,204
Pension liability	1,634	1,828	2,038	2,245	2,354

Total Liabilities	25,101	26,406	27,955	29,706	31,996

Summary Net Debt	$14,478	$15,821	$17,272	$19,501	$21,433

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	25.7%	26.5%	27.8%	30.4%	32.5%

(1)	Includes cash, amounts receivable, loans and advances, investments, equity in government business enterprises and other financial assets.
(2)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board.

MAP OF THE PROVINCE OF MANITOBA

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Wind Generating Stations
Major Mining Centres
Major Centres
Nunavut
Churchill
Hudson Bay
Limestone
Long Spruce
Kettle
Keeyask
Laurie River #2
Laurie River #1
Thompson
Kelsey
Wuskwatim
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Ontario
Saskatchewan
Brandon
Portage la Prairie
WINNIPEG
Steinbach
St. Leon
St. Joseph
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

THE PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the centre of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. Manitoba has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by Manitoba. Cultivated land comprises 28,000 square miles in the southern part of Manitoba. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2016 was 1,318,128, an increase of 1.7% over the prior year. Winnipeg Census Metropolitan Area had an estimated population of 793,400 in 2015, an increase of 1.4% over the prior year. Winnipeg, the capital of Manitoba, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. Winnipeg is also a major air, rail and truck transportation hub by virtue of its geographical position in the centre of the continent.

The second-largest city in Manitoba is Brandon, with an estimated population of 52,236 in 2015, an increase of 1.9% over the prior year. Brandon, in western Manitoba, is a major supply centre for the agriculture industry, as well as an agriculture-related manufacturing centre.

Constitutional Framework

Canada consists of a federation of Provinces and Territories. A constitutional division of powers between the Federal and Provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the Constitution of Canada (the Constitution) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. The Legislature of each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over areas not assigned to the Provincial Legislatures, including such matters as aboriginal persons’ civil rights, the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defence, foreign affairs, postal services, interprovincial transportation and communications undertakings. The Provinces and the Parliament of Canada have shared jurisdiction over immigration, health care, environment and agriculture.

Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter into negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism, the rule of law and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to cities, municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General in Council on the advice of the Prime Minister of Canada.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor, usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of four years, subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the last general election of members of the Legislative Assembly, held on April 19, 2016, the Progressive Conservative Party of Manitoba was elected to a majority of seats. In accordance with The Elections Act (Manitoba) (the Elections Act), the next Provincial election is to take place October 6, 2020.

The following table sets forth the results of the four most recent elections of the Province and the current standing of the Legislative Assembly.

	Number of Members
	2003	2007	2011	2016
Progressive Conservative Party of Manitoba	20	19	19	40
New Democratic Party of Manitoba	35	36	37	14
Manitoba Liberal Party	2	2	1	3

Total	57	57	57	57

ECONOMY

General

The Manitoba economy is among the most diversified in Canada, with a broad mix of medium-sized industries. There are 11 industries, that each contribute more than 5% of Gross Domestic Product (GDP). Manitoba’s major industries are: manufacturing; finance, insurance and real estate; construction; transportation and warehousing; retail trade; wholesale trade; mining (which includes oil production); agriculture; utilities; information and culture; and professional and scientific services. Manitoba is also a major transportation hub, with national and international air and rail cargo linkages and a substantial trucking industry.

Economic growth in Manitoba has been among the most stable in Canada, reflecting some of the Province’s structural characteristics, and resulting in a labour force characterised by low unemployment rates and strong population growth. Its interprovincial and international exports are diversified in both composition and destination. Historically, Manitoba has had a stable profile of annual growth in capital investments.

From 2010 to 2015 Manitoba’s average annual real GDP growth rate was 2.4%, above Canada’s overall average rate of 2.1% and above Manitoba’s long-run average of 2.1%. Reflecting the current global demand conditions and persistently low commodity prices, the Manitoba economy slowed in 2015. The Manitoba Bureau of Statistics estimated that Manitoba’s real GDP expanded 1.6% in 2015, down from 2.2% in 2014 and fourth highest among the Provinces. In contrast, Canada’s real GDP expanded by 1.1%. In 2015, Manitoba’s economic growth was led by construction, agriculture, arts and entertainment and transportation and warehousing. Growth was offset by a decline in output in mining (including oil and gas extraction) and manufacturing.

The following table sets forth growth rates in 2015 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rates for 2015.

	Manitoba (%)	Canada (%)
Housing Starts	-11.6	3.3
Retail Sales	1.5	1.7
Manufacturing Sales	-1.5	-1.5
Gross Domestic Product	2.6	0.5
Real Gross Domestic Product	1.6	1.1
Capital Investment	12.2	-7.2
Foreign Merchandise Exports	2.2	-2.1
Farm Cash Receipts	-2.5	2.7
Value of Mining Production	-25.9	N/A
Consumer Price Index	1.2	1.1
Employment	1.5	0.8
Average Unemployment Rate	5.6	6.9
Population	1.2	0.9

Reflecting revisions to the national and international economic forecast, the latest survey of private sector forecasts indicates that Manitoba’s real GDP is expected to expand by 2.1% in 2016, revised down 0.1% from Budget 2016, but an improvement from 2015. Manitoba forecast growth ranks third highest among Provinces in 2016. Nominal GDP is projected to increase by 3.2%, while Manitoba’s consumer price inflation is expected to average 1.7% in 2016.

Statistics Canada’s Annual Capital and Repair Expenditures Survey published in May 2016, indicated that capital investment in Manitoba is expected to increase by 3.4% to $10.0 billion in 2016, with a public capital investment increase of 14.4% (reflecting Manitoba Hydro’s current capital programs) and a private capital investment decrease of 8.0%.

The following table sets forth the year-to-date growth rates, where available, for 2016 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the year-to-date unemployment rate.

	Manitoba (%)	Canada (%)
Housing Starts (September)	-8.4	1.1
Retail Sales (July)	5.5	3.9
Manufacturing Sales (August)	0.5	0.3
Foreign Merchandise Exports (August)	-0.	-4.6
Farm Cash Receipts (March)	-3.	3.9
Consumer Price Index (August)	1.5	1.5
Employment (September)	-0.	0.6
Unemployment Rate (September)	6.1	7.0
Population (July)	1.7	1.2

The following table sets forth selected indicators of economic activity and compound annual growth rates for Manitoba and Canada for the calendar years 2011 through 2015. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth compounded annually.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31,					Compound Annual Growth Rate 2011-2015
	2011	2012	2013	2014	2015
	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$56,343	$59,802	$62,026	$64,117	$65,764	3.9%
Canada	1,769,921	1,822,808	1,892,193	1,973,043	1,983,288	2.9
Real Gross Domestic Product (2)

Manitoba	$54,183	$55,665	$57,122	$58,351	$59,262	2.3
Change	2.8%	2.7%	2.6%	2.2%	1.6%
Canada	$1,639,900	$1,668,524	$1,705,532	$1,747,709	$1,766,554	1.9
Change	3.1%	1.7%	2.2%	2.5%	1.1%
Primary Household Income	$36,700	$38,588	$40,146	$41,409	$42,721	3.9
Primary Household Income Per Capita (in dollars)	29,748	30,863	31,721	32,326	32,964	2.6
Retail Sales	16,443	16,652	17,297	18,034	18,297	2.7
Capital Investment	7,509	7,795	7,620	8,633	9,687	6.6
Housing Starts (units)	6,083	7,242	7,465	6,220	5,501	-2.5
Change in Consumer Price Index

Manitoba	3.0%	1.6%	2.2%	1.9%	1.2%
Canada	2.9%	1.5%	0.9%	2.0%	1.1%
Population (July 1) (persons in 000’s)
Manitoba	1,234	1,250	1,266	1,281	1,296	1.2
Canada	34,343	34,751	35,156	35,545	35,849	1.1
Employment (workers in 000’s)	611.7	621.6	625.8	626.5	636.2	1.0
Average Unemployment Rate	5.5%	5.3%	5.4%	5.4%	5.6%
Average exchange rate (C$ per US$)	$0.9891	$0.9996	$1.0299	$1.1045	$1.2787

(1)	At market prices.
(2)	Expressed at market prices in 2007 chained dollars. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from different years.

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Department of Finance.

Economic Structure

The Province has a balanced and diversified economy. In 2015, goods-producing industries accounted for 30.3% of real GDP at basic prices. Manufacturing, the largest industry, accounted for 10.0% of real GDP at basic prices, construction for 8.7%, mining for 5.2%, agriculture for 3.2% and utilities for 3.2%. The commercial service sector accounted for 48.2% of real GDP at basic prices. Finance, insurance and real estate, the largest commercial service industry, accounted for 9.5% of real GDP. The non-commercial service sector accounted for 21.3% of real GDP.

The following table sets forth the real gross domestic product by industry at basic prices and the compound annual growth rates for the calendar years 2011 through 2015.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

	Year Ended December 31,					Compound Annual Growth Rate 2011-2015
	2011	2012	2013	2014	2015
	(In millions of 2007 chained dollars)
Goods-Producing Industries
Manufacturing	$5,215	$5,403	$5,609	$5,636	$5,487	1.3%
Construction	3,614	3,667	3,645	4,384	4,770	7.2
Mining	3,050	3,351	3,087	2,951	2,864	-1.6
Agriculture	1,309	1,611	1,930	1,652	1,786	8.1
Utilities	1,653	1,601	1,747	1,739	1,755	1.5

Total Goods-Producing Industries	14,841	15,633	16,018	16,364	16,661	2.9

Service-Producing Industries
Commercial Services
Finance, Insurance and Real Estate	4,713	4,824	4,997	5,106	5,240	2.7
Owner-Occupied Dwellings (2)	4,043	4,195	4,343	4,497	4,611	3.3
Transportation and Warehousing	3,198	3,249	3,321	3,425	3,538	2.6
Retail Trade	2,904	2,903	3,014	3,128	3,161	2.1
Wholesale Trade	2,890	2,851	2,867	3,069	3,106	1.8
Information and Culture	1,575	1,578	1,586	1,593	1,570	-0.1
Professional and Scientific	1,514	1,548	1,572	1,559	1,548	0.6
Business Services	1,102	1,175	1,223	1,267	1,284	3.9
Accommodation, Food and Beverage	943	958	979	1,007	1,009	1.7
Arts, Entertainment and Recreation	364	370	381	385	410	3.0
Other Services	922	934	984	996	1,001	2.1

Total-Commercial Services Industries	24,167	24,585	25,266	26,032	26,478	2.3

Non-Commercial Services
Health and Social Services	4,216	4,287	4,345	4,423	4,450	1.4
Public Administration	4,312	4,337	4,303	4,305	4,304	0.0
Education	2,791	2,863	2,914	2,933	2,951	1.4

Total Non-Commercial Services Industries	11,320	11,487	11,561	11,661	11,704	0.8

Total Service-Producing Industries	35,486	36,072	36,827	37,692	38,183	1.8

Real Gross Domestic Product at Basic Prices (3)	$50,246	$51,620	$52,971	$54,111	$54,955	2.3

(1)	Real GDP measures value-added and therefore differs from the value of production or the value of shipments by industry. Real GDP at basic prices is the sum of all factor incomes from production in the Province. Real GDP at basic prices plus indirect taxes, minus subsidies, equals real GDP at market prices. Amounts in the table are expressed in 2007 chained dollars.
(2)	Imputed rent value of Owner-Occupied Dwellings.
(3)	Total real GDP at basic prices does not equal the sum of real GDP by industry due to the chaining of dollars.

Source: Manitoba Bureau of Statistics.

Manufacturing. Manufacturing is the largest industrial sector of the Manitoba economy. Manufacturing is well-diversified, producing a wide range of consumer and industrial goods. In 2015, manufacturing accounted for 10.0% of Manitoba’s real GDP and 10.2% of employment.

The largest manufacturing industry is food manufacturing, which produces a broad range of non-durable consumer products such as processed meat and potato products, grain and oilseed products, dairy products and industrial agricultural feed products. The second-largest manufacturing industry is transportation equipment, which comprises aerospace products and parts manufacturing, and motor vehicle body and trailer manufacturing. The aerospace industry is led by three multinational firms: Boeing Canada Technology, StandardAero, and Magellan Aerospace, as well as a number of established regional and national firms. The motor vehicle body and trailer manufacturing sector specializes in the production of urban and intercity buses, fire trucks, motor homes, recreational vehicles, and trailers. A significant amount of the motor vehicle body manufacturing sector is concentrated in the two large bus manufacturers (Motor Coach Industries Int. Inc., and New Flyer Industries Inc.), which produce coach and transit buses for the North American market.

Other notable industries within manufacturing include machinery equipment (agriculture implements); primary metals; chemicals (agricultural chemicals and pharmaceuticals); fabricated metal products (structural steel); wood products (cabinets, millwork and lumber); and printing and electrical equipment (industrial and hydroelectric transformers and electronic components).

Following a rebound in receipts, since the global economic recession in 2009 (Great Recession), manufacturing sales declined in 2015. The decline in sales can be attributed to an overall slowdown in national and international demand for manufactured products. In Manitoba, sales decreased, as gains in aerospace components and parts, furniture products, and chemicals were more than offset by declines in machinery and equipment, food products and fabricated metal products. As a result, total manufacturing sales from the Province decreased by 1.5% to $16.9 billion compared to 2.7% growth in 2014. In 2015, Manitoba sales of durable goods decreased 0.1%, while sales of non-durables decreased 3.2%.

In 2015, Manitoba manufacturing sales increased in three of seven subsectors: transportation equipment (19.2%), furniture (12.7%) and chemicals (12.0%). Sales decreased in machinery equipment (13.0%), fabricated metals (11.9%), food products (11.0%) and wood products (5.2%).

Employment in Manitoba’s manufacturing industries grew by 1.3% in 2015, the fifth-best growth among Provinces and the fifth consecutive year of manufacturing employment growth.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal manufacturing industries in Manitoba for the calendar years 2011 through 2015.

GROSS VALUE OF MANUFACTURING SALES

	Year Ended December 31,					Compound Annual Growth Rate 2011-2015
	2011	2012	2013	2014	2015
	(In millions of dollars)
Non-Durables
Food	$4,451.1	$4,198.9	$4,612.4	$4,514.0	$4,015.9	-2.5%
Chemicals	1,221.5	1,200.7	1,197.4	1,213.1	1,358.1	2.7
Pharmaceuticals (1)	287.3	288.0	-	292.6	381.8	7.4
Other Non-Durables	1,849.5	1,862.1	1,955.7	2,080.6	2,187.2	4.3
Durables
Total Transportation Equipment	1,914.5	2,136.8	2,110.0	2,273.3	2,710.8	9.1
Motor Vehicle Body and Trailer	444.5	520.6	274.2	288.1	300.3	-9.3
Aerospace Products and Parts (1)	-	-	1,225.1	1,351.0	1,693.2	-.-
Machinery	1,652.2	1,794.2	1,979.3	2,056.8	1,789.3	2.0
Agricultural Equipment	1,030.1	1,140.7	1,367.1	1,358.8	1,120.2	2.1
Fabricated Metals	869.6	919.5	850.8	898.9	791.5	-2.3
Architectural Products	348.8	394.6	389.2	395.3	356.1	0.5
Furniture and Related Products	443.4	472.2	490.5	539.4	608.0	8.2
Kitchen Cabinet /Counter Tops	262.2	281.5	306.1	342.8	392.3	10.6
Wood Products	336.0	396.2	440.2	387.0	366.8	2.2
Millwork	96.0	98.4	106.4	122.5	131.8	8.2
Other Durables	3,415.4	3,352.8	3,105.8	3,236.5	3,120.4	-2.2

Total	$16,153.1	$16,333.4	$16,742.1	$17,199.7	$16,948.1	1.2%

Source: Statistics Canada.

(1)	Certain amounts are suppressed to meet the confidentiality requirements of the Statistics Act.

In the first eight months of 2016, the value of manufacturing sales from Manitoba increased 0.5% compared to the same period last year. Canadian sales increased by 0.3% over the same period. In Manitoba, the principal increases were in wood products (30.3%), food products (2.7%), and transportation equipment (1.3%). The principal decreases were in chemicals (10.3%), fabricated metals (1.3%), and machinery (0.5%).

On August 22, 2016, Tolko Industries, a British Columbia based forestry products company, announced the imminent closure of its paper mill located at The Pas, Manitoba. The mill, which produces kraft paper used primarily for packaging, is expected to shut down in December 2016, affecting 330 direct employees and an additional 250 subcontracted individuals who provide services and work in the woodlands managed by Tolko Industries. There are currently discussions ongoing with stakeholders, including the town of The Pas and the Province, and prospective buyers to find a solution to keep the mill operational. There can be no assurance that those discussions will reach a successful conclusion.

Agriculture. Agriculture is an important contributor to the Manitoba economy. Crop and livestock agri-businesses produce a variety of commodities and have strong linkages to food manufacturing, transportation and warehousing, retail and wholesale trade, as well as finance, insurance and real estate. In 2015, the primary agriculture sector represented 3.0% of the Manitoba economy, while crop, livestock and processed food product sales represented roughly 40.0% of total Provincial exports. Manitoba agriculture is relatively balanced, with marketed farm cash receipts divided between 58% crops and 42% livestock in 2015.

Manitoba grain producers reported an increase in overall volume of production during the 2015 crop season. An early spring and favorable rainfall conditions allowed crop producers to increase their seeded acreage. Ideal weather conditions through the summer months contributed to excellent crop quality and harvest yield relative to historical standards. Compared to the 2014 harvest, production increased for crops of barley (59.5%), soybeans (25.6%), canola (13.8%), oats (13.5%) and wheat (11.1%).

Crop prices have been under pressure, as generally favourable growing conditions during the 2015 crop season have increased global supplies of both grains and oilseeds. In Manitoba, lower prices contributed to a 2.0% decrease in total crop cash receipts as more grain payments were deferred and less liquidated in 2015. Oilseeds and wheat receipts were up 5.8% and 0.8%, respectively, while specialty and vegetable crop receipts declined 9.7% and 5.1%, respectively.

North American livestock production rebounded in 2015 after several years of restrained output due to prolonged drought conditions in key livestock producing regions of the U.S. and due also to the outbreak of Porcine Epidemic Diarrhea (PED) virus in the hog sector. With improved moisture conditions, production increased, particularly for the hog industry, but prices fell from the record levels set in 2014. Hog prices fell by 34.4%, while cattle prices fell by 3.3%. Correspondingly, total farm cash receipts from livestock production declined by 6.4% in 2015. Cash receipts from hog production, which account for 44% of livestock receipts, declined by 15.5%. Receipts from calf production declined by 4.3%, while receipts from cattle production increased by 3.4%.

Canadian agriculture benefits from a number of support programs designed to stabilize farm incomes by mitigating production and market risks. Payments under these programs are reflected as direct payments. Due mainly to increased crop and hail insurance claims, direct payments increased by $73.3 million (or 31.7%) in 2015 following a $139.7 million (or 37.7%) decrease in 2014.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2011 through 2015.

FARM CASH RECEIPTS

	Year Ended December 31,					Compound Annual Growth Rate 2011-2015
	2011	2012	2013	2014	2015
	(In millions of dollars)
Crops
Oilseeds	$1,290.3	$1,267.7	$1,471.7	$1,478.2	$1,564.0	4.9%
Wheat	780.2	768.7	1,087.6	911.6	918.6	4.2
Vegetables	204.0	213.2	231.0	264.0	250.6	5.3
Specialty and Forage	196.2	246.4	313.4	267.0	241.0	5.3
Other Grains	187.4	170.9	278.7	194.2	185.2	-0.3
Other (1)	-108.4	50.6	85.9	134.5	23.6	-.-

Total Crops	2,549.7	2,717.5	3,468.3	3,249.5	3,183.1	5.7

Hogs	925.8	915.8	940.1	1,205.6	1,018.4	2.4
Cattle and Calves	453.3	450.3	487.3	703.5	717.2	12.2
Dairy	243.5	248.8	240.5	255.8	258.8	1.5
Poultry and Eggs	225.1	245.8	251.8	240.8	250.6	2.7
Other Livestock	72.8	74.2	73.6	88.4	90.0	5.4

Total Livestock	1,920.5	1,934.9	1,993.5	2,494.1	2,335.0	5.0

Direct Payments	500.6	494.6	370.9	231.2	304.5	-11.7

Total	$4,970.8	$5,146.4	$5,832.6	$5,974.8	$5,822.6	4.0

Net Cash Income (2)	$1,020.2	$774.8	$1,254.9	$1,414.1	$1,203.5	4.2

(1)	Includes other crops and, as a negative amount, deferred payments on all crops.
(2)	Represents farm cash receipts less operating expenses.

Sources: Manitoba Agriculture, Food and Rural Development and Statistics Canada.

For the 2016 season, many crop producers changed their crop mix away from barley, oats and wheat, and more toward soybeans, corn and peas. The 2016 crop season opened with an early spring and good precipitation levels for seeding. General weather conditions were good through the summer months with some localized crop losses due to extreme rainfall levels and wind conditions.

Preliminary estimates from Statistics Canada indicate a slight decrease in overall volume of grain and oilseed production in Manitoba. Soybean production set a new record, increasing by 9.8% over 2015. Peas (126%), rye (55%) and corn (19%) production was notably up, while oats (-16.8%), barley (-12.5%), canola (-7.8%) and wheat (-2.9%) production was down. Despite the lower volume, production of Manitoba’s two key crops, wheat and canola, remained above the recent five year average levels.

Wheat and canola prices continue to decline in 2016 as grain inventory remains high from increased global production. The lower value of the Canadian dollar is moderating the impact from low prices.

Lower feed prices, and an improvement in pasture conditions in Texas and other cattle producing states, marked the first upturn in U.S. cattle numbers since the early 1990s. With increased supply, cattle prices are expected to further decline in 2017. The relatively short gestation period for hogs (compared to cattle) allows producers to react more quickly to market signals. Prices are expected to remain relatively stable over the near term as supply and demand conditions become more aligned.

On October 5, 2015, Canada and the other 11 countries that are potentially parties to the Trans-Pacific Partnership (TPP) announced the successful conclusion of their TPP negotiations. These countries represented 75% of total foreign merchandise exports from Manitoba, or an average of $9.3 billion annually, from 2012 to 2014.

Tariffs on key Manitoba exports to TPP countries, such as canola, feed wheat, frozen french fries, dried peas/beans, feed barley and honey would be eliminated under this agreement. In addition, Manitoba producers would benefit from enhanced market access commitments for pork, food wheat, food barley and malt.

While the Canadian government signed the TPP agreement in February 2016, ratification of the agreement (requiring a majority vote in Parliament) could be delayed until the February 2018 deadline, as the agreement goes through a thorough study by a parliamentary committee and public consultations. For the TPP agreement to take effect, it has to be ratified by not less than six countries that account for at least 85% of the group’s economic output. As a result, both the U.S. and Japan must ratify the agreement in order for it to take effect.

China announced a September 1, 2016 deadline for Canadian canola producers to tighten their screening of canola exports to that country, in order to prevent the spread of blackleg fungus to the crops of Chinese producers. The deadline for tightened screening has been extended through March 2020, while both sides conduct research to resolve this shipment-quality dispute. Any resulting changes could result in higher costs to Manitoba canola producers. Canola sales account for approximately 20% of total farm cash receipts in the Province.

China also partially lifted the ban on Canadian cattle that it imposed following the bovine spongiform encephalopathy ban in 2003. Exports of bone-in beef from Canadian cattle under 30 months of age will now resume. This follows Taiwan lifting its temporary ban on Canadian beef in July 2016 and Mexico lifting its ban in October 2016.

Mining, quarrying, and oil and gas extraction. The mining, quarrying, and oil and gas extraction (mineral/petroleum) industries make up the largest primary resource sector of Manitoba’s economy. The principal metallic minerals produced in Manitoba are nickel, copper, zinc, and gold. Other metals produced include silver, platinum, cobalt, selenium, cesium and tellurium. Industrial mineral production consists principally of sand and gravel, stone, peat moss and lime, as well as granite, gypsum and limestone. Manitoba produces a light sour blend of crude oil that is exported via pipeline and by rail to refiners in eastern Canada, and the northeast and north-central areas of the U.S.

In 2015, the industry accounted for 5.2% of Manitoba’s GDP and 6.3% of total merchandise exports, and directly employed 4,000 workers. Manitoba produced 32.0% of Canadian zinc production in 2015, 10.7% of its nickel production, 5.5% of its copper production, 2.0% of gold production and 100% of its cesium production.

The Province has six producing mines. With the recent expansion of the petroleum industry in the Province, diversity in Manitoba’s mineral/petroleum sector has broadened. The metallic mineral and petroleum industries each contribute almost equally to total value of mineral/petroleum production, with petroleum accounting for 41.0%, metallic minerals for 46.3% and industrial minerals for 12.7%. Within the total value of production of metallic minerals, nickel accounts for 37.3%, copper 24.7%, zinc 19.2%, gold 14.0%, silver 1.8% and other metals 3.1%.

With weak global demand and inventories for most base metals and petroleum products building, commodity prices fell in 2015. This contributed to a lower value of production from Manitoba’s mineral/petroleum industry. Capital spending on exploration activity, however, increased to $35.2 million, a 26% increase over 2015, but below the previous five-year annual average of $84 million.

In 2015, the value of mineral/petroleum industry production decreased by 25.9% to $2.3 billion, with petroleum sales decreasing by 43.6% and metallic mineral sales decreasing by 10.7%. Industrial mineral sales increased by 23.0% in 2015. Within the metallic mineral industry, the value of zinc sales increased by 11.9%, while nickel, gold and copper sales decreased by 20.2%, 11.7% and 9.7%, respectively.

The following table sets forth the gross value of mining production and the compound annual growth rates for the calendar years 2011 through 2015.

GROSS VALUE OF MINING PRODUCTION

	Year Ended December 31,					Compound Annual Growth Rate
	2011	2012	2013	2014	2015	2011-2015
	(In millions of dollars)
Metals
Nickel	$580.1	$457.4	$423.3	$497.2	$396.7	-9.1%
Copper	476.5	320.5	227.6	290.9	262.6	-13.8
Zinc	160.0	148.0	153.0	182.1	203.8	6.2
Gold	269.0	293.8	226.3	168.6	148.8	-13.8
Other Metals	110.6	66.1	65.0	52.8	51.7	-17.3

Total Metals	1,596.1	1,285.7	1,095.2	1,191.6	1,063.6	-9.7
Petroleum	1,366.3	1,600.0	1,765.1	1,669.1	941.2	-8.9
Industrial Mining	197.8	205.9	211.0	236.8	291.2	10.2

Total	$3,160.2	$3,091.6	$3,071.3	$3,097.4	$2,296.0	-7.7

Sources: Natural Resources Canada and Manitoba Growth, Enterprise and Trade.

Although base metal prices and demand has remained low in 2016, volume of production for metallic minerals in Manitoba increased through the first seven months of the year. Output from the two new mines that opened in 2014 (Lalor Mine and Reed Mine) helped lift the volume of silver, zinc and copper production by 20.3%, 18.3% and 5.7%, respectively, over 2015. Over the same period, volume of gold and nickel production was down 15.0% and 4.5%, respectively.

Late in 2015, Vale SA set a new date to close its nickel smelting and refining operations in Thompson, Manitoba, due to changes in Federal air quality regulations. The smelter, originally built in 1932, is scheduled to close in 2018, but the company will continue mining and milling operations in Manitoba. To facilitate processing of nickel from its mining operation, Vale has announced the construction of an $82 million concentrate load-out facility in Thompson. The closure will impact close to 500 workers, but the company indicated that it is evaluating whether to re-assign them to other Vale projects or find them other opportunities. Vale plans to ship nickel from its mines across Canada to a new processing facility at Long Harbour, Newfoundland and Labrador, instead of Thompson, Manitoba and Sudbury, Ontario.

Services. Manitoba’s geographical central location in North America has been an important element in developing a diverse services-producing sector. Manitoba’s location provides direct access to markets in Ontario, the Western Provinces and the Northern Territories. To the south, the mid-continental trade corridor provides markets and development opportunities for Manitoba with the U.S. and Mexico.

To the north, the Port of Churchill provides shipping lanes to Europe, the Mediterranean, Africa and Asia. On July 26, 2016, OmniTRAX, which owns the Port of Churchill, together with the 1,000 km Hudson Bay Railway connecting the Port with Winnipeg, shut down the Port and reduced its freight train service to Churchill from twice a week to just once a week. Via Rail passenger trains will continue to arrive in Churchill three times a week. The OmniTRAX decision will directly affect 90 employees and indirectly impact approximately the 900 residents of Churchill. There are current discussions ongoing among Provincial, Federal and a consortium of First Nations stakeholders in an attempt to find a way to keep the Port of Churchill operating on a sustainable basis. There is no guarantee these negotiations will succeed.

Manitoba’s service sector comprises a wide range of enterprises, including transportation and warehousing, wholesale and retail trade, finance and insurance, information and culture and personal services. Service-producing industries have expanded to account in 2015 for approximately 70% of total GDP in Manitoba. From 2011 through 2015, commercial service industries accounted for 47.2% of total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 29.6% of total employment.

Manitoba’s central geographical location in North America allows for effective trade, communication and commerce with all North American time zones. The location has helped Winnipeg develop a far-reaching air, rail and truck transportation network. This network is complemented by the Winnipeg James Armstrong Richardson International Airport, one of only a few 24-hour unrestricted air cargo terminals in Canada. This advantage in transportation assists in supporting a relatively large transportation and warehousing industry that accounts for 6.4% of total economic activity in Manitoba and the second-largest commercial service industry in the Province.

Winnipeg is also home to one of the largest trucking centres in North America, with two of Canada’s five largest trucking firms headquartered in Manitoba. Winnipeg is also a major rail operations hub for both of Canada’s national railways, offering intermodal marshalling yards. Three rail links to the U.S. facilitate shipments throughout North America.

CentrePort Canada is a tri-modal inland port and Foreign Trade Zone in Winnipeg, strategically located at the hub of international trading corridors connecting to major markets across the globe. Significant investments are underway at CentrePort’s 2,000 acre site, including a new rail park, which will provide prime co-location opportunities for rail intensive businesses. To date, there are some 50 companies setting up new operations at CentrePort that will facilitate logistics for manufacturing and assembly, warehousing and distribution, agribusiness, food processing and packaging, and transportation. Companies with facilities at CentrePort include FedEx Freight, Boeing Canada, Magellan Aerospace, MacDon, GE Aviation, Paterson GlobalFoods, Bison Transport, Canada Cartage and North West Company.

Commodity trading and financial services are important components of Winnipeg’s economy. In particular, Winnipeg is the centre of Canada’s grain trade and ICE Futures Canada, also located in Winnipeg, is the only commodities exchange and the second-largest futures exchange in Canada. Seven grain companies have their head or Canadian head offices in Winnipeg. Winnipeg is the headquarters of Investors Group, one of Canada’s largest mutual fund companies, and The Great-West Life Assurance Company, one of Canada’s largest life insurance companies. The finance and insurance service industries account for 5.9% of Manitoba’s real GDP.

Manitoba also serves as a regional wholesale centre for retailers and primary producers distributing agricultural products, machinery and equipment, retail goods and energy-related products. Retail and wholesale trade industries contribute 5.8% and 5.7% respectively to the Province’s real GDP.

Manitoba has a well-developed tourism industry. The Province attracts significant national and international convention activity, and Winnipeg serves as a regional entertainment centre for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba also offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities.

The opening of the Canadian Museum of Human Rights, the expansion of the RBC Convention Center and the development of the True North Square in Winnipeg will add to an already significant destination point for tourists and large conventions. The True North Square is a one-million square foot development in downtown Winnipeg at a cost of $400 million. The development will include a luxury hotel, Class-A office, residential and retail space.

Total Exports and Imports

In 2015, total exports of Manitoba goods and services to foreign markets and other Provinces increased 0.3% to $36.15 billion. Total imports increased 2.6% to $43.33 billion. The trade deficit was $7.18 billion. Total exports were equal to 55.0% of nominal GDP, while total imports were equal to 65.9% of nominal GDP.

The following table sets forth categories of selected trade indicators for the calendar years 2011 through 2015.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(In millions of dollars, unless otherwise indicated)
Exports of Goods and Services
International	$14,926	$14,977	$15,735	$17,245	$17,358
Interprovincial	16,660	17,515	18,278	18,783	18,794

Total Exports of Goods and Services	31,586	32,492	34,013	36,028	36,152

Ratio of Total Exports to Nominal Gross Domestic Product	56.1%	54.3%	54.8%	56.2%	55.0%
Imports of Goods and Services
International	$15,318	$16,778	$17,402	$18,728	$19,673
Interprovincial	21,436	21,430	22,298	23,528	23,660

Total Imports of Goods and Services	36,754	38,208	39,700	42,256	43,333
Ratio of Total Imports to Nominal Gross Domestic Product	65.2%	63.9%	64.0%	65.9%	65.9%

Trade Balance	$(5,167)	$(5,716)	$(5,687)	$(6,228)	$(7,181)

Sources: Statistics Canada and Manitoba Bureau of Statistics.

Manitoba’s total exports of goods and services are almost evenly distributed to interprovincial and international markets. Manitoba imports more goods and services from interprovincial markets compared to international markets. In 2015, 48% of total export sales were destined for international markets and 52% were destined for interprovincial markets. In 2015, 55% of total import sales were from interprovincial markets and 45% were from international markets.

Manitoba exports more goods to international markets compared to services. Exports of goods and services are more evenly distributed to interprovincial markets. In 2015, goods exports accounted for 89.5% of all international exports (89.7% in 2014), while services accounted for 10.5% in 2015 (10.3% in 2014). Goods exports accounted for 49.5% of all interprovincial exports in 2015 (50.7% in 2014), while services accounted for 50.5% in 2015 (49.3% in 2014).

Manitoba imports more goods from international markets compared to services. Manitoba imports more services from interprovincial markets compared to goods. Goods imports accounted for 86.5% of all international imports in 2015 (86.4% in 2014), while services accounted for 13.5% in 2015 (13.6% in 2014). Goods imports accounted for 44.8% of all interprovincial imports in 2015 (46.5% in 2014), while services accounted for 55.2% in 2015 (53.5% in 2014).

Canada and the European Union are currently working toward ratification and implementation of the Canada/ European Union Comprehensive Economic and Trade Agreement (CETA). Canada would be one of few countries with preferential access to the European Union. Implementation is expected sometime in 2017.

Foreign Merchandise Exports

Foreign merchandise exports from Manitoba amounted to $13.7 billion in 2015. Manufactured products accounted for 65.1% of total foreign merchandise exports, while agriculture commodities accounted for 21.7%. Mining commodities and electricity sales accounted for 6.3% and 2.7% respectively of total foreign merchandise exports. Total foreign merchandise exports for 2015, 69.5% were to the U.S., 18.5% to Asia, 4.8% to Europe and 2.5% to Mexico.

From 2011 to 2015, total foreign merchandise exports increased by 17.4% (representing a compound annual growth rate of 4.1%). Exports to the U.S. increased by 34.3% (representing a compound annual growth rate of 7.6%) and exports to all other countries decreased by 8.6% (representing a negative compound annual growth rate of 2.2%).

In 2015, total foreign merchandise exports from Manitoba increased by 2.2%, with exports to U.S. markets increasing by 5.2% and exports to non-U.S. markets decreasing by 3.8%. Increased transportation equipment and chemical sales supported manufacturing export growth of 10.9% in 2015.

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2011 through 2015.

FOREIGN EXPORTS BY COMMODITY (1)

	Year Ended December 31,					Compound Annual Growth Rate
	2011	2012	2013	2014	2015	2011-2015
	(In millions of dollars)
Manufacturing
Food	$1,530.0	$1,751.0	$1,907.1	$2,152.5	$2,141.7	8.8%
Transportation Equipment	906.6	1,060.3	1,132.8	1,260.6	1,580.2	14.9
Chemicals	908.7	837.0	837.1	719.7	1,288.3	9.1
Machinery	1,106.6	1,132.3	1,157.4	1,251.4	1,072.7	-0.8
Primary Metals	1,101.4	1,054.8	976.7	1,039.5	1,051.0	-1.2
Plastics	277.5	283.1	275.9	319.3	419.8	10.9
Paper Products	207.9	215.2	215.0	238.6	245.0	4.2
Fabricated Metal	160.2	176.5	164.7	182.8	198.2	5.5
Electrical Equipment	141.7	139.4	131.6	158.2	175.6	5.5
Furniture and Fixtures	92.7	106.9	120.2	134.0	175.5	17.3
Computers and Electronics	137.7	151.0	138.7	151.7	165.7	4.7
Wood Products	92.0	116.9	143.5	138.0	131.7	9.4
Printing and Publishing	86.6	81.8	88.5	95.2	108.3	5.8
Petroleum and Coal	79.1	84.9	136.6	98.8	60.3	-6.5
Other	100.4	95.8	107.3	107.1	108.4	1.9

Total Manufacturing	6,929.0	7,287.0	7,532.9	8,047.4	8,922.7	6.5

Agriculture
Oilseeds	1,032.2	887.1	1,351.9	1,252.9	1,105.6	1.7
Wheat	921.3	554.5	963.4	1,118.0	974.3	1.4
Hogs	226.0	207.0	200.5	286.6	244.3	2.0
Cattle	101.8	111.6	182.9	259.1	196.4	17.9
Vegetables	186.8	172.6	165.9	182.1	134.1	-7.9
Other Grains	207.6	141.0	221.3	190.2	188.8	-2.3
Other Agriculture	68.6	93.4	107.4	119.6	130.8	17.5

Total Agriculture	2,744.2	2,167.2	3,193.4	3,408.4	2,974.4	2.0

Mining	1,302.9	1,210.8	1,025.1	1,156.6	870.3	-9.6
Electricity	288.8	267.5	342.6	328.7	370.1	6.4
Other Primary	4.0	3.4	3.5	4.2	4.0	-0.4
Other	409.2	426.7	452.3	468.5	574.0	8.8

Total	$11,678.1	$11,362.6	$12,549.9	$13,413.7	$13,715.4	4.1

(1)	Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of Provincial foreign exports.

Source: Statistics Canada.

Total foreign exports for the first eight months of 2016 were down 0.2% compared to the first eight months of 2015. This compares to a 4.6% decline in foreign exports for Canada. On a year-to-date basis, Manitoba exports to the U.S. have decreased by 1.3% and Manitoba exports to other countries have increased by 2.4%.

Capital Investment

Capital investment in Manitoba is a balanced mix between private and public sectors, with each accounting for about 50% share of total investments. Manitoba’s stable economic and labour market performance provides both large and medium scale investment opportunities, resulting in a consistent pattern of private sector capital spending.

In 2015, capital investment increased 12.2%, the largest increase nationally and well above Canada’s 7.2% decline. The largest percentage increases in capital investment occurred in wholesale trade; information and culture; utilities (reflecting Manitoba Hydro’s current capital investments); public administration (reflecting Manitoba’s capital infrastructure plan); manufacturing; health care and social services; retail trade; real estate; transportation and warehousing; and agriculture. Decreases in capital investment occurred in arts, entertainment and recreation; mining; education services; construction; and accommodation and food services. In 2015, private investment decreased by 14.0%, while public investment increased by 59.0%.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2011 through 2015.

CAPITAL INVESTMENT

	Year Ended December 31,					Compound Annual Growth Rate
	2011	2012	2013	2014	2015	2011-2015
	(In millions of dollars)
Utilities	$1,095.1	$1,124.6	$1,278.6	$1,989.2	$2,768.2	26.1%
Public Administration	1,335.2	1,317.6	1,095.7	963.1	1,282.8	-1.0
Transportation and Warehousing	782.0	597.7	807.5	1,243.5	1,281.5	13.1
Mining	1,164.3	1,294.6	1,157.1	1,029.9	625.5	-14.4
Agriculture	502.4	524.2	583.2	589.6	599.2	4.5
Manufacturing	422.9	458.9	432.0	470.5	589.7	8.7
Wholesale Trade	98.1	134.5	169.6	206.5	396.7	41.8
Information and Culture	272.1	209.9	201.1	183.6	308.1	3.2
Education	282.5	220.2	234.9	343.7	287.8	0.5
Real Estate	209.3	204.3	187.3	261.6	273.0	6.9
Health Care and Social Services	299.8	470.2	407.5	215.2	243.0	-5.1
Retail Trade	198.7	224.3	280.4	229.9	243.0	5.2
Construction	182.0	212.4	181.8	234.1	209.3	3.6
Accommodation and Food Services	80.0	127.0	146.4	210.3	188.7	23.9
Arts, Entertainment and Recreation	154.9	220.8	226.5	171.9	96.9	-11.1
Other	429.8	454.3	230.2	290.5	293.8	-9.1

Total	$7,508.8	$7,795.3	$7,619.8	$8,633.1	$9,687.2	6.6

Private	$4,352.6	$4,388.1	$4,331.1	$5,537.0	$4,764.2	2.3
Public	$3,156.1	$3,407.2	$3,288.8	$3,096.0	$4,923.0	11.8

Source: Statistics Canada.

Statistics Canada’s Annual Capital and Repair Expenditures Survey, published in May 2016, indicated that capital investment in Manitoba was expected to increase by 3.4% in 2016. Private capital investment was expected to decrease by 8.0% and public investment to increase by 14.4%. The largest increases were expected to occur in arts, entertainment and recreation; utilities; real estate; accommodation and food services; retail trade; and transportation and warehousing. The largest decreases were expected to occur in mining; other capital; manufacturing; wholesale trade; information and culture; health care and social services; education services; agriculture; construction; and public administration.

Labour Force

In 2015, employment increased 1.5% compared to 2014, with growth occurring in: business, building and other support services; educational services; accommodation and food services; construction; information, culture and recreation; other services; health care and social assistance; professional, scientific and technical services; transportation and warehousing; manufacturing; and utilities. Declines were recorded in forestry, fishing, mining, oil and gas; agriculture; finance, insurance, real estate and leasing; trade; and public administration. In 2015, the average unemployment rate in Manitoba was 5.6%, up from 5.4% in 2014, the second lowest of any Province in Canada and significantly lower than Canada’s rate of 6.9%.

The following table sets forth selected labour force statistics for Manitoba and Canada for the calendar years 2011 through 2015.

LABOUR FORCE

	Annual Averages
	2011	2012	2013	2014	2015
Labour Force (in 000’s)	647.4	656.6	661.5	662.1	674.1
Employment (in 000’s)	611.7	621.6	625.8	626.5	636.2
Participation Rate (Manitoba) (%)	68.9	68.9	68.6	67.8	68.3
Participation Rate (Canada) (%)	66.7	66.5	66.5	66.0	65.8
Unemployment Rate (Manitoba) (%)	5.5	5.3	5.4	5.4	5.6
Unemployment Rate (Canada) (%)	7.5	7.3	7.1	6.9	6.9

Source: Statistics Canada.

In the first nine months of 2016, seasonally adjusted employment in Manitoba decreased 0.4% compared to the same period for 2015, averaging 633,700 jobs. Employment increases were recorded in utilities; forestry, fishing, mining, oil and gas; professional, scientific and other technical services; agriculture; construction; accommodation and food services; information, culture and recreation; and finance, insurance, real estate and leasing. Declines were recorded in transportation and warehousing; public administration; trade; manufacturing; educational services; and business building and other support services, while employment in health care and social assistance was unchanged.

In the first nine months of 2016, the seasonally adjusted unemployment rate in Manitoba averaged 6.1%, up from 5.6% in the same period in 2015. In the first nine months of 2016, the seasonally adjusted unemployment rate in Canada averaged 7.0%. Manitoba’s seasonally adjusted labour force participation rate over the first nine months of 2016 averaged 67.6%, down from 68.4% in the same period in 2015. The seasonally adjusted labour force participation rate in Canada averaged 65.7% over the first nine months of 2016.

Energy

Refined petroleum and natural gas provided 42% and 30%, respectively, of the Province’s total energy needs in 2014, while 28% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES

Under the Canadian Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, all public money is paid to the credit of the Minister of Finance and deposited into one Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenditures that are urgently and immediately required for the public good through the issuance of special warrants.

The accounts and financial statements of the Province are examined by the Auditor General, who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

The Summary Financial Statements of the Province have been prepared in accordance with Canadian public sector accounting standards. Effective April 1, 2015, all Government Business Entities (GBEs) have adopted International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). IFRS standards are not required to be adopted by senior governments.

On January 30, 2014 the IASB issued a new interim standard, IFRS 14 Regulatory Deferral Accounts. This standard allows GBEs to continue to use their existing rate-regulated accounting practices upon adoption of IFRS until IASB completes its comprehensive project on rate regulated accounting. This standard became effective January 1, 2016; however early adoption was permitted and Manitoba Hydro adopted IFRS 14 upon its transition to IFRS effective April 1, 2015.

The Summary Financial Statements reflect the financial results of the Government Reporting Entity (GRE), which consists of the Consolidated Fund plus Crown organizations and GBEs. GBEs are entities whose principal activities are carrying on businesses, including Manitoba Hydro, Deposit Guarantee Corporation of Manitoba, Manitoba Public Insurance Corporation, Workers Compensation Board, and Manitoba Liquor and Lotteries Corporation. The Financial Statements consolidate the financial statements of all of the organizations comprising the GRE, except for GBEs, which are accounted for by the modified equity method of accounting. The purpose of the Summary Financial Statements is to report fully the nature and extent of the financial affairs and resources for which the Government is ultimately responsible.

In order to be considered a part of the GRE for purposes of the Summary Financial Statements, an organization must be controlled by the Government. Control, as defined by the Public Sector Accounting Board (PSAB), consists of the power to govern the financial and operating policies of another organization, with expected benefits and/or the risks of loss from the other organization’s activities. Crown organizations are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the GRE. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax. Where the fiscal year-end dates of Crown organizations are not the same as that of the GRE and their transactions significantly affect the financial statements, their financial results are updated to March 31.

GBEs maintain their accounts in accordance with IFRS. They derive the majority of their revenues from sources outside the GRE and are reported in the Summary Financial Statements using the modified equity method of accounting. Under this method of accounting, the original investment of the Province in GBEs is initially recorded at cost and adjusted annually to include the net income or losses and other net equity changes of these enterprises, without adjusting their accounting policies to a basis consistent with that of the GRE. Inter-entity accounts and transactions among GBEs are not eliminated. Supplementary financial information describing the financial position and results of operations of these enterprises is presented in Table II of Supplementary Information.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Account and the Debt Retirement Account. These two Accounts were formerly known as the Fiscal Stabilization Fund and the Debt Retirement Fund, respectively. The Fiscal Stabilization Account serves to assist in stabilizing the fiscal position by supporting core government operations in a fiscal year or to repay debt. This Account is also available for special initiatives. Transfers to and from the Fiscal Stabilization Account are directed by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2016, the Fiscal Stabilization Account had $114.5 million in liquid assets (2015 — $219.5 million).

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)	Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined for current year entitlements that have been authorized by March 31, for which any eligibility criteria have been met and that can be reasonably estimated.

b)	Taxes — Revenues from individual and corporation income tax are accrued in the year earned based upon estimates made by the Government of Canada using statistical models. These revenues are recorded at estimated amounts after considering adjustments for tax concessions and other adjustments from the Government of Canada. Transfers made through the tax system are recognized as expenses.

Revenues from other taxes are accrued in the year earned and are recorded net of tax concessions and other adjustments. Transfers made through the tax system are recognized as expenses.

c)	Other Revenue — All other revenues are recorded on an accrual basis, except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable.

d)     Expenses — All expenses incurred for goods and services received are recorded on an accrual basis.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations.

Government transfers are recognized as expenses in the period in which the transactions are authorized, any eligibility criteria are met, and the amounts involved can be reasonably estimated.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities, which carry out certain responsibilities delegated by the Province, except that Provincial assistance provided to those entities is included in the accounts of the Province as an expense.

STATEMENT OF REVENUE AND EXPENSE

OF THE GOVERNMENT REPORTING ENTITY

	Year Ended March 31,
	2012	2013	2014	2015	2016
	(In millions of dollars)
Revenue
Income taxes:
Corporation income tax	$441	$456	$468	$562	$516
Individual income tax	2,697	2,846	2,978	3,117	3,261
Other taxes:
Retail sales tax	1,658	1,767	2,028	2,205	2,269
Fuel taxes	269	332	329	334	332
Levy for health and education	292	296	315	321	333
Education property tax	554	578	634	663	711
Other taxes	577	590	617	579	605
Fees and other revenue	1,906	2,013	2,202	2,183	2,236
Federal transfers:
Equalization	1,942	1,872	1,799	1,750	1,738
Canada Health and Canada Social Transfers	1,417	1,487	1,524	1,621	1,697
Shared cost and other	973	594	495	438	385
Net income from GBEs	713	739	783	921	713
Sinking funds and other investments earnings	249	242	242	269	258

Total Revenue	13,688	13,812	14,414	14,963	15,054

Expenses (1)
Health	5,328	5,454	5,706	5,976	6,244
Education	3,389	3,537	3,762	3,838	3,989
Family Services	1,013	1,035	1,074	1,111	1,190
Community, Economic and Resource Development	2,734	2,423	2,415	2,265	2,285
Justice and Other Government	1,410	1,084	1,158	1,362	1,337
Debt Servicing	815	839	821	841	855

Total Expenses	14,689	14,372	14,936	15,393	15,900

Net Income for the year	$(1,001)	$(560)	$(522)	$(430)	$(846)

(1)	Expenses prior to the fiscal year 2015 have not been restated to reflect a reorganization undertaken during the fiscal year 2016.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for both Core Government operations and on a summary financial basis. In October 2008, the Province enacted The Balanced Budget, Fiscal Management and Taxpayer Accountability Act (Manitoba) (the Balanced Budget Act), which reflected the shift to summary budgets and financial reporting.

Under the Balanced Budget Act, each year the Government was required to achieve a positive balance on a four-year moving average basis, calculated as follows:

•	net income or loss as shown in the audited summary financial statements for the GRE for the fiscal year;

•	plus the net income or less the net loss for each of the three preceding fiscal years as shown in the audited summary financial statements for the GRE for those years.

Adjustments affecting the calculation of balance were permitted in a fiscal year in the case of war, disaster, unusual weather or climate conditions, or certain unanticipated actions taken by other levels of government or regulatory bodies. Proceeds from the sale of a Crown corporation could not be used in determining whether there was a positive or negative balance for a fiscal year. Transfers to and from the Fiscal Stabilization Account did not affect any such determination.

The Balanced Budget Act required a minimum annual payment to the Debt Retirement Account starting in fiscal year 2012, of $110.5 million plus 7% of all debt repayments made after 2011, for the purpose of retiring the net general purpose debt and pension liability of the Province. The Balanced Budget Act also limited tax increases by requiring the approval of voters in a referendum before the rates of four major taxes (individual income tax, corporation income tax, retail sales tax, and the levy for health and education) could be increased. For the fiscal year ended March 31, 2009, these four taxes accounted for 46% of Core Government revenue; 72% of total summary own-source revenue; and 36% of total summary revenue. For the fiscal year ended March 31, 2016, these four taxes accounted for 52% of Core Government revenue; 61% of total summary own-source revenue; and 42% of total summary revenue. Exceptions were allowed for revenue-neutral rebalancing of Provincial tax rates, and for offsetting changes in Federal and Provincial taxes.

In December 2013, The Balanced Budget Act was amended to suspend, until after March 31, 2016, the requirement of that Act that the Minister table a budget projecting a positive balance and to suspend annual transfers to the Debt Retirement Account until fiscal 2016.

Budget 2016, introduced by the new Government elected on April 19, 2016, stated the Government’s intention to achieve balance in its second term by pursuing measures that will responsibly address an unsustainable trajectory of spending increases while ensuring the protection of front line services. The Budget also announced that to give the new Government time to correct Manitoba’s fiscal course, The Balanced Budget Act will be suspended. This will be accomplished by repealing the current legislation and replacing it with new balanced budget legislation.

The Balanced Budget Act presently requires that the Government release a summary budget for the GRE by April 30 of each year, except in unusual circumstances or, if at any time in March or April, the legislature is dissolved. Moreover, when the budget is released, it must be accompanied by a financial management strategy that includes:

•	The Government’s objectives for measurable outcomes for that fiscal year and future years; and

•	A summary of the Government’s projected revenue and expenditures as set out in the main estimates.

After the end of each fiscal year, the Minister of Finance must release a report that compares the results for the year with the objectives for that year.

The Financial Management Strategy included in the fiscal 2016 budget sets out the Government’s priorities for fiscal management, as well as measurable outcomes, as follows:

Financial Management Priority	Measurable Outcomes
Restoring Fiscal Discipline	• Meeting Budget Targets

• Stabilizing the Net Debt to GDP Ratio

Jobs and Economic Growth	• Strategic Infrastructure Investments

• Employment Growth

These priorities will be reported on at the time the Public Accounts for the year are released.

The following table sets forth the budgeted financing requirement for the GRE for fiscal year 2017:

BUDGETED FINANCING REQUIREMENT

(In millions of dollars)

Refinancing:
General Government Programs	$587
Manitoba Hydro	734
General Government Capital Investments	155
Teachers’ Retirement Allowances Fund	500
Other Self-Sustaining Programs	207
New Cash Requirements:
Manitoba Hydro	3,097
General Government Programs	649
General Government Capital Investments	117
Other Self-Sustaining Programs	454

Total Provincial Financing Requirement	$6,500

Prior to Budget 2016 being introduced on May 31, 2016, $0.9 billion of funding had been completed, bringing the actual total financing requirements for fiscal year 2017 to $7.4 billion.

In the fiscal year 2016, the Province recorded a net loss of $846 million, which was $424 million greater than anticipated by the fiscal 2015 budget. The total summary revenue was $15,054 million, $91 million higher than the fiscal 2015 budget estimate of $14,963 million. Summary expenses were $15,900 million, an increase of $365 million from the fiscal 2015 budget estimate of $15,535 million. The following discussion of Core Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, which may differ from corresponding amounts reflected in the Summary Financial Statements.

Core Government Revenue

Provincial Source Revenues. The Province expects to derive $8,733.1 million, or about 69.4% of its Total Revenue budgeted for the fiscal year ending March 31, 2017 of $12,577.7 million, from Provincial sources. In the fiscal year ending March 31, 2016, Total Revenue was $12,228.2 million, of which $8,655.1 million, or about 70.8%, was derived from Provincial sources.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the Provinces. The Federal Government has authority to levy both direct and indirect taxes, while Provinces may levy direct taxes only. Local governments derive their taxing powers from the Provinces.

Personal income taxes are levied by both the Federal and Provincial Governments. The Province has a personal income tax with 3 brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue in the fiscal year ending March 31, 2017 is budgeted at $3,338.8 million, up from $3,261.3 million received in the previous fiscal year ending March 31, 2016.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (with active business income of less than $450,000) is 0.0%. The general business tax rate is 12.0%. Corporation income tax revenue for the fiscal year ending March 31, 2017 is budgeted at $529.0 million, up from $516.6 million received in the previous fiscal year.

The Province applies a tax at a general rate of 8% on retail sales of most tangible personal property and some services, with major exemptions in respect of food for home consumption, domestic heating, children’s clothing under $150 per item, custom software, most farm machinery and all prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2017 is budgeted at $2,325.3 million, up from $2,266.9 million received in the previous fiscal year.

The Province levies a tax of 14.0¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2017, the revenues from gasoline and motive fuel taxes are budgeted at $321.2 million, up from $319.2 million received in the previous fiscal year. There is also a tobacco tax of 29.5¢ per cigarette and 28.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2017 is budgeted at $256.1 million, the same as in the previous fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.25 million are exempt and those with payrolls between $1.25 million and $2.5 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2017, the levy is budgeted to yield $472.6 million, up from $457.5 million received in the previous fiscal year.

Federal Government Transfers: Total transfer payments from the Government of Canada are budgeted to provide $3,844.6 million, or approximately 30.6%, of the Province’s total core revenue in the fiscal year ending March 31, 2017. This compares to $3,573.2 million, or approximately 29.2%, received in the previous fiscal year.

Unconditional transfers, primarily grants under a Federally-funded Provincial fiscal equalization formula and cash payments under the Canada Health Transfer (CHT) and Canada Social Transfer (CST), are budgeted to account for $3,521.6 million, or approximately 28.0% of total core revenue in 2016/17. This compares to $3,434.7 million, or 28.1%, received in the previous fiscal year. Conditional transfers, consisting mainly of Federal payments in respect of cost-shared programs for social and economic development, account for the remainder of the Government of Canada transfers.

Equalization and the CHT and CST, the “major transfers,” are authorized by the Federal-Provincial Fiscal Arrangements Act.

The Government of Canada’s Equalization Program is intended to ensure Provincial Governments have sufficient revenue to offer reasonably comparable public services at reasonably comparable levels of taxation. Formula-driven, it determines how much revenue each Province could raise on its own at typical levels of taxation and any shortfall relative to the provincial average (the 10-Province “standard”) is paid out in Equalization. Entitlements are announced in advance of the fiscal payment year and are not subject to revision. The Province budgeted $1,735.6 million in Equalization revenue in the fiscal year ending March 31, 2017, down from $1,738.0 million received in the previous fiscal year.

The Equalization Program includes a growth ceiling introduced in 2009/10 that ensures annual growth in total program payments does not exceed growth in the economy as measured by a three-year moving average of national nominal Gross Domestic Product. The ceiling, combined with a relative strengthening in the Provincial economy, has reduced Manitoba’s Equalization entitlement in recent years, from $2,063.4 million in 2009/10 to $1,735.6 million in 2016/17.

The CHT is the primary Federal Transfer to Provinces and Territories in support of health care. Total CHT cash support for all Provinces and Territories will reach $36.1 billion in 2016/17. A legislated annual escalator ensures predictable and growing support for health care. The CHT is allocated on an equal per capita cash basis. The Province has budgeted $1,303.6 million in CHT revenue in 2016/17, up from $1,230.2 million received in the previous fiscal year.

The CST supports Provinces and Territories in the provision of post-secondary education, social assistance and social services, including early childhood development and childcare. CST is based on an equal per capita cash allocation across all Provinces and Territories and includes a 3% annual escalator. The Province has budgeted $482.4 million in CST revenue in 2016/17, up from $466.6 million received in the previous fiscal year.

The Federal-Provincial Fiscal Arrangements Act has a Provincial revenue stabilization provision that provides for Federal grants and interest-free loans if revenue from a Province’s own source revenues plus Equalization falls below 95% of the previous year’s level, excluding variations in natural resource revenue. The Province is not expected to require stabilization funding in 2016/17.

Core Government Expenses

Health. For the fiscal year ending March 31, 2017, expenditure for Health, Seniors and Active Living is budgeted at $5,989.9 million, an increase of 5.9% over the prior year’s budget. This is the largest single expense category and represents 44.2% of the Province’s total budgeted Expenditure Estimate. Health includes the Universal Health Benefits Plan, under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs, as well as the debt servicing costs, of approved capital construction for hospitals and personal care institutions.

Education. Education expenditure for the fiscal year ending March 31, 2017 is budgeted at $2,733.8 million, an increase of 1.6% over the prior year’s budget, and represents 20.2% of Manitoba’s total budgeted Expenditure Estimate. The major portion of this expense, amounting to $1,353.5 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province, as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions. The education expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted to amount to $697.2 million for the fiscal year ending March 31, 2017.

Families. The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 14.2% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2017, expenditure for Families is budgeted at $1,927.6 million, an increase of 10.0% over the prior year’s budget.

Community, Economic and Resource Development. Expenditure on Community, Economic and Resource Development is budgeted at $1,527.8 million for the fiscal year ending March 31, 2017, an increase of 1.9% over the prior year’s budget. This represents 11.3% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Infrastructure, amounting to $625.1 million.

Expenditure for Provincial assistance to municipal governments is budgeted at $498.0 million for the fiscal year ending March 31, 2017 and includes $327.2 million to The City of Winnipeg and $18.8 million for grants in lieu of taxes to municipalities.

Justice and Other Expenditures. Expenditure for Justice and Other Government is budgeted at $1,128.6 million, an increase of 7.5% over the prior year’s budget and represents 8.3% of the Province’s total budgeted Expenditure Estimate.

The Province also provides property and cost-of-living tax credits to residents of Manitoba. These credits are reflected as expenditure under Justice and Other Expenditures, and are budgeted at $361.1 million for the fiscal year ending March 31, 2017.

Debt Servicing. The net cost of servicing total direct public borrowings after deducting recoveries from Crown organizations and GBEs, investment earnings and interest recovery on departments’ capital asset purchases is budgeted at $230.0 million. For the fiscal year ending March 31, 2017, the gross interest expense for the Province’s direct funded borrowings is estimated to be $1,636.6 million, which is reduced by $44.3 million of interest income, $1,039.2 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities, and $323.1 million in interest recovery from other Provincial departments in respect of teachers’ pension funding and departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and GBEs (collectively, Crown organizations) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Crown organizations such as Manitoba Hydro are intended to operate on a commercial basis, rather than being subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis with funds provided from departmental appropriations. With the exception of the Manitoba Liquor & Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactments by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the values of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. This allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. The allowance as at March 31, 2016, was $242 million in respect of the Province’s total loans and advances to its Crown organizations at such date in the amount of $17,604 million.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2012 through 2016 and the allowance for losses on realizations of assets as at March 31, 2016:

LOANS AND ADVANCES TO

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,
	2012	2013	2014	2015	2016	2016 Valuation Allowance
	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$9,095,362	$9,775,351	$10,683,355	$12,484,985	$14,436,151	$—
The Manitoba Housing and Renewal Corporation	517,123	632,577	746,426	845,286	970,185	183,699
University of Manitoba	365,603	457,169	489,383	519,849	528,303	—
The Manitoba Agricultural Services Corporation	345,109	387,071	438,108	482,549	595,478	20,478
Manitoba Liquor & Lotteries Corporation	176,949	241,321	283,310	341,988	369,213	—
University of Winnipeg	101,147	103,488	128,931	139,010	139,962	—
Manitoba Development Corporation	133,871	114,442	102,894	95,120	96,071	24,806
Other (3)	255,695	266,474	275,641	309,508	468,559	12,874

Total	$10,990,858	$11,977,892	$13,148,049	$15,218,297	$17,603,922	$241,857

(1)	Crown organizations also have debt not guaranteed by the Province which consists of $104.5 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $65.0 million held by various First Nations Bands and $0.38 million of assumed mortgages on existing properties.
(2)	Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.
(3)	Includes post-secondary education institutions.

The Manitoba Hydro-Electric Board provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation (MHRC) undertakes the construction of housing projects and administers various Provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs. At March 31, 2016, MHRC had total assets of $1,032.7 million, represented by $207.3 million of projects completed or under construction, owned land held for development and/or sale having a book value of $74.2 million, loans and mortgages receivable of $134.8 million and other assets of $743.0 million.

The Manitoba Agricultural Services Corporation (MASC) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by Canadian chartered banks. MASC also provides crop insurance to farmers. At March 31, 2016, MASC had total assets of $1,009.9 million, of which $568.4 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2016, MASC’s operating income was $66.1 million, after Provincial operating grants of $94.6 million. As at March 31, 2016, the accumulated surplus of MASC was $364.6 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest (if any) on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, all promptly when due, in the currency in which and country where payable at the time of payment thereof, subject during wartime to any applicable laws or regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2012 through 2016.

DIRECT FUNDED BORROWINGS (1)

	As at March 31,
	2012	2013	2014	2015	2016
	(In thousands of dollars)
Direct Funded Borrowings Payable in:
Canadian Dollars (2)	$21,649,550	$21,828,560	$24,229,040	$27,229,483	$29,627,982
Issues hedged to Canadian Dollars	4,849,937	6,371,980	6,154,381	6,351,135	8,260,514
U.S. Dollars	1,698,470	1,726,520	1,879,010	1,775,620	1,616,187
Issues hedged to U.S. Dollars	338,082	343,666	—	—	—

Total Direct Funded Borrowings	28,536,039	30,270,726	32,262,431	35,356,238	39,504,683
Less: Sinking Funds	(2,808,029)	(2,571,940)	(2,188,735)	(2,030,861)	(1,751,198)

Net Direct Funded Borrowings	$25,728,010	$27,698,786	$30,073,696	$33,325,377	$37,753,485

Raised for the purpose of:
General Government Programs (3)	$13,917,856	$14,828,248	$15,720,219	$16,778,966	$18,501,398
The Manitoba Hydro-Electric Board	8,745,701	9,443,408	10,573,003	12,370,447	14,436,152
Other Self-Sustaining	3,017,427	3,393,897	3,761,075	4,161,262	4,805,935
Borrowings
Loans Payable to GBEs and Other	47,026	33,233	19,399	14,702	10,000

Net Direct Funded Borrowings	$25,728,010	$27,698,786	$30,073,696	$33,325,377	$37,753,485

(1)	Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year, adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.
(2)	Direct funded borrowings payable in Canadian dollars include debentures held by the Canada Pension Plan Investment Fund. Such securities are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when the Minister deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2015 and 2016, the total amount of such securities was $492 million.
(3)	Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province, less borrowing issued for self-sustaining purposes.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2016, the Province issued funded borrowings of $4,014.3 million in Canadian dollars, which was issued to finance maturing issues and to provide funding for The Manitoba Hydro-Electric Board and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2012 through 2016.

GUARANTEED BORROWINGS

	As at March 31,
	2012	2013	2014	2015	2016
	(In thousands of dollars)
Net Guaranteed Borrowings:
Payable in Canadian Dollars (1)	$256,600	$165,657	$262,458	$169,059	$110,024

Issued by:
The Manitoba Hydro-Electric Board	$254,100	$163,157	$262,458	$169,059	$107,524
Other	2,500	2,500	2,500	2,500	2,500

Net Guaranteed Borrowings (1)	$256,600	$165,657	$264,958	$171,559	$110,024

(1)	The table does not include guarantees of the Province totaling $56.6 million as at March 31, 2016.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2016:

MATURITY SCHEDULE

DIRECT AND GUARANTEED BORROWINGS (1)

Years Ending March 31,	Canadian Dollars (2)	U.S. Dollars (3)	Gross Maturities	Estimated Sinking Funds Withdrawal	Net Maturities
	(In millions of dollars)
Short-Term Borrowings (4)	$1,625	$—	$1,625	$—	$1,625
2017 (4)	2,032	649	2,681	271	2,410
2018	2,497	—	2,497	244	2,253
2019	2,149	579	2,728	424	2,304
2020	2,405	—	2,405	241	2,164
2021	3,527	—	3,527	252	3,275

	14,235	1,228	15,463	1,432	14,031
2022-2026	7,775	389	8,164	132	8,031
2027-2036	3, 005	—	3,005	183	2,822
2037-2065	12,532	—	12,532	3	12,529
2017-2053 GBEs	10	—	10	—	10
2016-2053 Health Care Facilities	440	—	440	—	440

	$37,998	$1,617	$39,614	$1,751	$37,863

(1)	The table does not include guarantees of the Province totaling $56.6 million as at March 31, 2016.
(2)	Borrowings payable in Canadian dollars include borrowings swapped from other currencies.
(3)	Borrowings payable in U.S. dollars (U.S. $1.2 billion) are stated at the Canadian dollar equivalent as at March 31, 2016.
(4)	Short-Term Borrowings represent 90-day Treasury Bills and Promissory Notes outstanding. Short-Term Borrowings, together with the 2017 maturities, represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings and may authorize, by directive, the amounts, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2016, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian Provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of, and Provincial advances to, Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded debt of the Province as at March 31, 2016 amounted to $2,706.8 million, including $983.4 million of accounts payable, $184.2 million of accrued interest and $1,539.2 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $2,204.3 million, represented by $577.5 million of March 2016 tax revenue receivables, $246.7 million of other receivables, $9.1 million of interest receivable, $469.0 million of accounts receivable from the Federal and other governments and $1,078.0 million in cash and equivalents, less a valuation allowance of $176.1 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector as at March 31 for each of the years 2012 through 2016.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2012	2013	2014	2015	2016
	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$16,376	$17,068	$17,799	$18,695	$20,252
Less Sinking Funds	(2,458)	(2,240)	(2,078)	(1,916)	(1,751)

Net General Government Programs	13,918	14,828	15,720	16,779	18,501

The Manitoba Hydro-Electric Board	9,352	9,941	11,011	12,719	14,609
Less Sinking Funds	(350)	(332)	(110)	(115)	-

Net The Manitoba Hydro-Electric Board	9,003	9,609	10,900	12,605	14,609

Other Crown Organizations, Public Sector Entities and Loans Payable	4,674	5,261	5,615	6,096	6,907
Less Sinking Funds	(243)	(264)	(195)	(126)	(53)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	4,433	4,998	5,421	5,970	6,854

Net Public Sector Debt	$27,354	$29,435	$32,042	$35,353	$39,964

Consisting of:
Direct Debt of the Province (1)	$27,029	$28,630	$30,502	$33,483	$37,112
Guaranteed Debt of the Province (1)	257	166	265	172	110
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	3,117	3,474	3,658	3,855	4,545

Total Public Sector Debt	30,403	32,270	34,424	37,510	41,768
Less: Accumulated Sinking Funds	(3,051)	(2,836)	(2,384)	(2,156)	(1,804)

Net Public Sector Debt	$27,354	$29,435	$32,042	$35,353	$39,964

(1)	U.S. and other foreign currency borrowings included in the direct debt of the Province and the guaranteed debt of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2012 through 2016, including per capita data based upon population at July 1 of the preceding calendar year.

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2012	2013	2014	2015	2016
Total Net Consolidated Funded Borrowings of the Manitoba Public Sector (in millions)	$27,354	$29,435	$32,042	$35,353	$39,964
Per Capita	22,167	23,548	25,309	27,598	30,836
As a Percent of Primary Household Income	74.5%	76.3%	79.8%	85.4%	93.5%
As a Percent of Nominal Gross Domestic Product	48.5%	49.2%	51.7%	55.1%	60.8%
Total Net Direct Funded Borrowings of the Province (in millions)	$25,985	$27,865	$30,339	$33,497	$37,863
Per Capita	21,058	22,292	23,964	26,149	29,216
As a Percent of Primary Household Income	70.8%	72.2%	75.6%	80.9%	88.6%
As a Percent of Nominal Gross Domestic Product	46.1%	46.6%	48.9%	52.2%	57.6%
Net Borrowings Issued for General Government Programs (in millions)	$13,919	$14,828	$15,720	$16,777	$18,501
Per Capita	11,279	11,863	12,417	13,098	14,276
As a Percent of Primary Household Income	37.9%	38.4%	39.2%	40.5%	43.3%
As a Percent of Nominal Gross Domestic Product	24.7%	24.8%	25.3%	26.2%	28.1%
Net Cost of Servicing General Government Program Borrowings	$236	$233	$208	$199	$195
As a Percent of Provincial Revenue	2.1%	2.1%	1.8%	1.7%	1.6%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings. As the proceeds are invested in pension assets, they do not increase Summary Net Debt of the Province.

SUMMARY NET DEBT

	As of March 31,
	2012	2013	2014	2015	2016
	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$10,623	$10,585	$10,683	$10,205	$10,563

Liabilities:
Borrowings (2)	19,603	20,788	21,946	23,257	25,438
Accounts payable, accrued charges, provisions and unearned revenue	3,864	3,790	3,971	4,204	4,204
Pension liability	1,634	1,828	2,038	2,245	2,354

Total Liabilities	25,101	26,406	27,955	29,706	31,996

Summary Net Debt	$14,478	$15,821	$17,272	$19,501	$21,433

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	25.7%	26.5%	27.8%	30.4%	32.5%

(1)	Includes cash, accounts receivable, loans and advances, investments, equity in GBEs and other financial assets.
(2)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board.

Pension Liability

The Government participates in various pension plans. The two primary plans in which the Government directly participates are the Civil Service Superannuation Fund (CSSF) and the Teachers’ Retirement Allowances Fund (TRAF). In accordance with the Acts that provide for these plans, the Government is responsible for 50% of pension benefits earned by employees. These plans are joint trusteed plans. The Government’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets which are set aside by the Government in irrevocable trusts.

Other pension plans in which the Government participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Government is responsible for any excess of accrued pension benefits over pension fund assets for these Plans.

The Government also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans. Post-secondary education pension plans include the University of Manitoba Pension Plans, the University of Winnipeg Pension Plan and the Brandon University Retirement Plan. Public school divisions’ pension plans include the Winnipeg School Division Pension Fund for Employees Other Than Teachers, Retirement Plan for Non-Teaching Employees of the St. James-Assiniboia School Division and Retirement Plan for Employees of Frontier School Division. The Government is responsible for any excess of accrued pension benefits over pension fund assets for these Plans.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Government does not sponsor this plan, the accrued benefit liability of this Plan is not recognized in the Summary Financial Statements. The annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. In the year ended March 31, 2016, the Government expensed contributions to this Plan of $151 million (2015 — $139 million). At December 31, 2015, this Plan had an excess of net assets available for benefits over pension obligations of $212 million.

As at March 31, 2016, the Province’s total gross pension obligation for all these Plans (except health) was $8,760 million (2015 — $8,395 million) or $2,354 million net of plan assets (2015 — $2,245 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Province’s liability to the CSSF was completed as at December 31, 2014. The report also provided a formula to update this liability on an annual basis. In accordance with this formula, the Province’s actuarial liability to the CSSF has been calculated at $2,848 million on an indexed basis as at March 31, 2016 (2015 — $2,786 million) or at $827 million net of plan assets as at March 31, 2016 (2015 — $775 million).

An actuarial report for TRAF was completed as of January 1, 2015 and provides a formula to update the Province’s pension liability, resulting in a pension liability of $3,796 million on an indexed basis at March 31, 2016 (2015 — $3,613 million) or $1,434 million net of plan assets at March 31, 2016 (2015 — $1,406 million).

An actuarial valuation and report of the Province’s liability to the other pension plans was calculated at $2,116 million on an indexed basis at March 31, 2016 (2015 — $1,996 million) or at $93 million net of plan assets at March 31, 2016 (2015 — $64 million).

The following table summarizes the estimated actuarial pension liability for the Province and Crown organizations excluding GBEs such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below).

	As at March 31,
	2015	2016
	(In millions of dollars)
Civil Service Superannuation Fund	$775	$827
Teachers’ Retirement Allowances Fund	1,406	1,434
Other Pension Plans	64	93

Pension Liability (1)	$2,245	$2,354

(1)	Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Province has from time to time set aside funds to address the Province’s unfunded pension liability. The Province transferred a total of $2.7 billion from the Operating Fund to CSSF and TRAF during the fiscal years from 2009 to 2016 to reduce its unfunded pension liability level.

Manitoba Hydro employees are eligible for pensions under The Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. As at March 31, 2016, Manitoba Hydro and its subsidiaries had a net pension liability of $588 million (2015 — $538 million), which consisted of an accrued benefit obligation of $1,671 million (2015 — $1,659 million) and pension assets of $1,083 million (2015 — $1,121 million). These amounts are not reflected in the above totals in respect of the Province’s pension liability.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (Manitoba Hydro) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown in right of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to The Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

Manitoba Hydro currently provides electricity to approximately 568,000 customers and natural gas service to approximately 277,000 customers within the Province. In addition, Manitoba Hydro currently has 28 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan.

As at March 31, 2016, Manitoba Hydro’s total generating capability was 5,690 megawatts. Of this generating capability, hydro-electric stations represented 91.9%, thermal-electric stations 7.9% (6.3% natural gas and 1.6% coal) and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system.

For the fiscal year ended March 31, 2016, 94.8% of the total energy supply of 36.9 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 0.2%, by imports 2.7% and by wind purchase 2.3%.

On May 4, 2016, the newly elected Progressive Conservative government appointed a new Board of Directors for Manitoba Hydro. The new Board has undertaken a review of the corporation’s strategies, with a focus on a review of its major capital projects, financial plans and forecasts.

Operations

Manitoba Hydro adopted International Financial Reporting Standards (IFRS) effective April 1, 2015 including an IFRS restatement of the previous years’ financial statements. Under IFRS, net income from consolidated operations for the fiscal year ended March 31, 2016 was $49 million, compared to net income of $136 million in the previous fiscal year. Net income decreased $87 million as a result of lower domestic revenues in both the electric and natural gas segments primarily due to milder winter weather and an increase in capital investment related expenses such as finance costs, depreciation and capital taxes associated with new plant going into service. Manitoba Hydro’s debt/equity ratio was 83:17.

Electricity

As at March 31, 2016, Manitoba Hydro owned and operated 15 hydro-electric generating stations having a total installed electric generating capability of 5,228 megawatts, including five stations with a total capability of 3,951 megawatts located on the Nelson River. Manitoba Hydro also owned and operated two thermal-electric generating stations having a total installed capability of 452 megawatts and four isolated diesel sites having an installed capacity of 10 megawatts.

As at March 31, 2016, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 12,421 circuit kilometers.

For purposes of exporting surplus energy, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a firm export transfer capability of 200,000 kilowatts and a firm import transfer capability of 0 kilowatts. The interconnections with Saskatchewan have a firm export transfer capability of 175,000 kilowatts and a firm import transfer capability of 60,000 kilowatts. The interconnections with the United States have a firm export transfer capability of 2,100,000 kilowatts and a firm import transfer capability of 700,000 kilowatts. Additional non-firm import and export transfer capability may be available from time to time on all three interfaces depending on the operating conditions.

During the fiscal year ended March 31, 2016, Manitoba Hydro sold a total of 31.9 billion kilowatt-hours of electricity, representing a decrease of 1% from the fiscal year ended March 31, 2015. Although there was a decrease in Manitoba sales volumes, primarily due to lower consumption as a result of warmer winter weather compared to the prior year, extraprovincial sales increased 4.8% from the prior year, primarily due to higher opportunity sales volumes due to lower Manitoba consumption.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas, provides natural gas distribution and related energy services to approximately 277,000 customers that are located in nearly 100 communities throughout southern Manitoba. Centra Gas owns a network of transmission (1,882 kilometers) and distribution (8,211 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2016, Centra Gas had total gas deliveries of 65.2 billion cubic feet, a decrease of 10.9% from the prior year due to the impact of warmer weather and lower customer usage. These gas deliveries were comprised of 17.6 billion cubic feet to residential customers, 26.4 billion cubic feet to commercial and industrial customers, and 21.2 billion cubic feet of transportation deliveries.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the Province are set on an embedded cost of service basis and are subject to review and approval by The Manitoba Public Utilities Board (the PUB). On July 24, 2015 the PUB approved a 3.95% across-the-board rate increase for all customer classes effective August 1, 2015, with 2.15% of the increase to be flowed into a deferred revenue account to assist with the payment of costs related with Bipole III once it is placed in-service. In addition, on April 28, 2016, with respect to Manitoba Hydro’s Supplemental Filing for Interim Electric Rates, the PUB approved a 3.36% interim across-the-board rate increase effective August 1, 2016, with the revenues generated being placed into the Bipole III deferred revenue account. Manitoba Hydro’s electricity customers continue to have one of the lowest rate structures in North America.

Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. Centra Gas also makes periodic rate applications for changes in non-commodity costs and other gas costs. Centra Gas also offers a fixed rate service for primary natural gas supply which allows residential and commercial customers to fix their natural gas rates for terms of up to five years.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2012	2013	2014	2015	2016
Electricity
Installed Generating Capability (in megawatts)	5,485	5,685	5,725	5,701	5,690
Manitoba Firm Peak Demand (in megawatts)	4,343	4,535	4,720	4,688	4,460
Energy Supply (in millions of kilowatt-hours)
Generated	33,249	33,244	35,406	35,059	35,004
Purchased (scheduled energy)	2,544	2,435	2,757	2,419	1,850

Total	35,793	35,679	38,163	37,478	36,854

Electric Energy Sales (in millions of kilowatt-hours)
Manitoba	20,771	21,477	22,338	22,458	21,654
Extraprovincial (scheduled energy deliveries)	10,244	9,087	10,537	9,811	10,281

Total	31,015	30,564	32,875	32,269	31,935

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$1,192,797	$1,341,011	$1,405,301	$1,424,380	$1,398,765
Extraprovincial	332,641	328,651	401,627	384,286	415,028

Total	$1,525,438	$1,669,662	$1,806,928	$1,808,666	$1,813,793

Number of Customers	542,681	548,774	555,760	561,869	567,634
Average Revenue per kilowatt-hour
Manitoba	5.74¢	6.24¢	6.29¢	6.34¢	6.46¢
Extraprovincial	3.25¢	3.62¢	3.81¢	3.92¢	4.04¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	3.65¢	3.96¢	4.05¢	4.05¢	4.26¢
Natural Gas
Gas Deliveries (in billions of cubic feet)
Residential	18.0	21.2	23.4	21.1	17.6
Commercial/Industrial	25.7	30.0	34.0	30.7	26.4
Transportation	22.2	21.1	23.0	21.3	21.2

Total	65.9	72.3	80.4	73.1	65.2

Number of Customers	267,699	269,786	272,228	274,817	276,858
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$195,338	$199,210	$238,416	$212,951	$176,619
Commercial/Industrial	127,774	123,701	170,298	209,288	170,745
Transportation	4,602	4,813	3,945	4,460	5,253
Other	990	1,296	2,567	2,616	2,438

Total	$328,704	$329,020	$415,226	$429,315	$355,055

Note 1: The financial information for the fiscal years 2012 to 2014 was prepared using Canadian Generally Accepted Accounting Standards (CGAAP) and fiscal years 2015 and 2016 were prepared using IFRS. The fiscal year 2015 has been restated from CGAAP used in last year’s filing.

Note 2: The Extraprovincial revenue, purchases and kilowatt-hours for the fiscal years 2012 to 2015 have been restated to eliminate intercompany transmission credits and to net Merchant Energy Purchases with Merchant Energy Sales in the Revenue from Sale of Extraprovincial Power. The Average Revenue and Cost per kilowatt-hour have been restated where necessary.

For information with respect to the operating financial results, balance sheet, statement of cash flows, comprehensive income of Manitoba Hydro and statement of changes in equity, see “Tables of Supplementary Information — Table V.”

Construction Program

Manitoba Hydro’s capital program includes expenditures for Major New Generation and Transmission, which provide increased capacity, energy or reliability, as well as expenditures to meet electricity and natural gas service replacements and expansions throughout the Province. The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities during the four-year period ended March 31, 2016, and the estimated capital expenditures during the five-year period ending March 31, 2021. The capital expenditures for the fiscal years 2013 to 2014 were prepared using CGAAP and fiscal years 2015 and 2016 were prepared using IFRS; with estimated capital expenditures for 2017 to 2021 based on a forecast approved by Manitoba Hydro’s Board of Directors in December 2015.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2013	2014	2015	2016	2017	2018	2019-2021
Electricity
Major New Generation & Transmission	$600,271	$983,713	$1,355,898	$1,775,672	$2,746,496	$2,376,160	$2,862,209
Generation Upgrades	92,332	115,901	110,943	110,130	122,000	132,000	403,264
Transmission & Stations	98,481	102,832	143,506	115,938	149,900	125,000	407,499
Distribution & Other	241,877	251,377	269,858	307,404	337,668	290,337	811,152
Natural Gas
Distribution & Other	38,880	40,740	41,819	55,512	73,480	46,844	113,994

Total	$1,071,841	$1,494,563	$1,922,024	$2,364,656	$3,429,544	$2,970,341	$4,598,118

Major New Generation and Transmission capital expenditures for the five-year period to March 31, 2021 are projected to be approximately $8.0 billion, including $2.6 billion for Bipole III Reliability Project and $4.3 billion for the Keeyask Project and the associated new 500 kV interconnection to the U.S., and $0.4 billion for demand side management programs. The Bipole III Transmission Reliability and Keeyask Generation projects are required in order to further improve electrical system reliability, to meet the future energy requirements of the Province, and to take advantage of export market opportunities outside of the Province. This plan also includes a new 500 kV interconnection to the U.S. which facilitates access to that power market and provides increased transfer capability for both export and import purposes. Manitoba Hydro’s development plan includes enhanced demand side management (DSM) options targeted to realize electricity savings of 1,288 MW and 4,619 GWh, natural gas savings of 118 million cubic meters, and combined global greenhouse gas emission reductions of 3.3 million tonnes by 2029/30.

In September 2016, Manitoba Hydro’s Board of Directors (the Board) released the results of their review conducted at the request of the Government of Manitoba. The review, which began in May 2016, included a mandate to assess the current financial situation of Manitoba Hydro and to determine whether the Bipole III project should proceed as planned. To assist with its review, the Board retained Boston Consulting Group (BCG) to provide the Board with independent analysis and support. A summary of BCG’s presentation to the Board dated September 19, 2016 indicated the following key messages: 1) The original decision on Bipole III was justifiable but Keeyask was (in hindsight) a less prudent decision; 2) Based on the current outlook, project economics are expected to worsen relative to the original projections and remain sensitive to key uncertainties; and 3) Despite these challenges, cancelling the Bipole III and Keeyask projects to shift to alternatives is not a realistic option.

Bipole III is a new high voltage direct current (HVDC) transmission project required to improve overall system reliability and dependability, as well as to provide additional capacity for delivery of existing and proposed hydroelectric generation to southern markets. The 1,384 kilometer Bipole III route will originate at the new Keewatinohk Converter Station near Gillam, travel south and west of Lakes Winnipegosis and Manitoba, and terminate at the new Riel Converter Station on the east side of Winnipeg. Construction activities on the project have progressed, including clearing of the transmission right-of-way, installation of the tower anchor and foundation footprints, as well as foundation work for the converter stations. Tower erection has commenced and will continue over the winter season. The planned in-service date is 2018/19 with a projected total cost of approximately $4.7 billion. The Board led review of the Bipole III Reliability Project indicated the potential for an in-service delay of 12 to 15 months and an increase in the total projected cost to approximately $5.0 billion.

The 695-megawatt Keeyask Generating Station is being developed on the Nelson River approximately 175 km northeast of Thompson in partnership with the Keeyask Cree Nations (KCN) — Tataskweyak Cree Nation, War Lake First Nation, Fox Lake Cree Nation and York Factory First Nation. The Joint Keeyask Development Agreement formalizing the Keeyask Hydropower Limited Partnership (KHLP) between Manitoba Hydro and the KCN was signed in 2009 and provides the KCN with a right to own up to 25 per cent of the partnership. Excavation of the spillway and the powerhouse are complete and concrete placement commenced in the spring at the powerhouse, intake, service bay and spillway. Concrete work will continue over the remainder of this construction season and the next, as well as construction of the north dyke and north and central dam structures. The planned in-service date for the first unit is 2019/20 with a projected total cost of $6.5 billion. The Board led review of the project indicated the potential for a 21 to 32 month delay in the planned in-service date and an increase in the total projected cost to $7.2 to $7.8 billion.

Associated with the Keeyask generating station, the Manitoba-Minnesota Transmission Project (MMTP) is a 235 kilometer 500 kV AC transmission line to be interconnected with the Great Northern Transmission Line (GNTL) at the Canada-US border. The MMTP project requires approval from federal and provincial regulatory authorities prior to construction in 2017. The GNTL will interconnect with the MMTP at the Canada–US border near Roseau Minnesota and run approximately 360 kilometers south east to a new substation to be constructed near Grand Rapids, Minnesota. The planned in-service date for these projects is 2020/21, with a projected total cost of approximately $450 million for the MMTP and $560 million for Manitoba Hydro’s subsidiary portion of the GNTL project. Additionally, Manitoba Hydro estimates that it will pay approximately $300 million (2016 present value) in projected scheduling fees associated with the GNTL to Minnesota Power under the Minnesota Power 133 MW Power Purchase Agreement.

Sustaining capital expenditures, excluding Major New Generation and Transmission, total $3.0 billion over the five-year forecast period to 2020/21. Manitoba Hydro is investing in the replacement and refurbishment of existing assets to address the degradation and obsolescence of assets installed several decades ago, distribution assets to address increasing load requirements, as well as transmission capacity enhancements to address higher than average load growth and system expansion in certain rural and urban regions of the province. Manitoba Hydro projects that internally generated funds will be sufficient to fund the majority of these sustaining capital expenditures.

The following table summarizes the location and net winter capability of Manitoba Hydro’s integrated system existing and potential generating stations.

MANITOBA HYDRO INTEGRATED SYSTEM

EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Net Winter Capability
		(in megawatts)
Jenpeg	Nelson	115
Kelsey	Nelson	286
Kettle	Nelson	1,220
Long Spruce	Nelson	980
Limestone	Nelson	1,350
Pine Falls	Winnipeg	84
Great Falls	Winnipeg	129
McArthur Falls	Winnipeg	56
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	68
Pointe Du Bois	Winnipeg	75
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10
Wuskwatim	Burntwood	211

Total Hydraulic Capability		5,228
Brandon & Selkirk Thermal		452

Total Integrated System Capability		5,680

POTENTIAL GENERATING STATIONS (1)

Generating Station	River	Net Winter
Conawapa	Nelson	1,485
Gillam Island	Nelson	1,080
Keeyask (under construction)	Nelson	695
Birthday Rapids	Nelson	380
Whitemud	Nelson	310
Manasan	Burntwood	270
Red Rock	Nelson	250
First Rapids	Burntwood	210
Granville Falls	Churchill	120
Bonald	Churchill	110
Notigi	Burntwood	120
Early Morning	Burntwood	80

(1)	Capacity addition to the integrated system excluding impacts on adjacent generating stations.

Export Power Sales

Manitoba Hydro enters into short-term and long-term power sales on an on-going basis to numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordination Agreement with the Midcontinent Independent System Operator, Inc. (MISO) which allows Manitoba Hydro to participate in the MISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of the MISO. From its headquarters in central Indiana, the MISO serves as the regional transmission organization for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 189,000 megawatts of generation capacity over 65,000 miles of high voltage transmission lines in all or parts of 15 states. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broad range of electricity products, thereby providing additional sales opportunities to Manitoba Hydro.

The following table summarizes Manitoba Hydro’s current and future export power contracts.

Executed Contracts	Term

Northern States Power Company: 350 MW Diversity Exchange	May 1, 2015 – April 30, 2025
375 (S)/ 325 (W) MW System Power Sale	May 1, 2015 – April 30, 2025
125 MW System Power Sale	May 1, 2021 – April 30, 2025
75 MW Diversity Exchange	June 1, 2016 – May 31, 2020
1 MW on-peak/0.5MW off-peak Financial Swap	January 1, 2017 – December 31, 2021

Great River Energy: 200 MW Diversity Exchange	November 1, 2014 – April 30, 2030

Minnesota Power:
50 MW System Power Sale	June 1, 2015 – May 31, 2020
3.3 TWh Non-Firm Energy Sale	May 1, 2011 – April 30, 2022
250 MW System Power Sale	June 1, 2020 – May 31, 2035
133 MW Energy Sale	June 1, 2020 – May 31, 2040
50 MW Capacity Sale	June 1, 2017 – May 31, 2020

Minnesota Municipal Power Agency: 30 MW Energy Sale	May 1, 2012 – April 30, 2017
30 MW Energy Sale	January 1, 2016 – April 30, 2017
60 MW Energy Sale	May 1, 2017 – May 31, 2022

Wisconsin Public Service: 100 MW System Power Sale	June 1, 2021 – May 31, 2025
100 MW Energy Sale	June 1, 2025 – May 31, 2029
108 MW Energy Sale	June 1, 2021 – May 31, 2023
108 MW System Power Sale	June 1, 2016 – May 31, 2021
8 MW Energy Sale	June 1, 2023 – May 31, 2029
308 MW System Power Sale	TBD – May 31, 2036

SaskPower:
25 MW System Power Sale	November 1, 2015 – May 31, 2022
100 MW System Power Sale	June 1, 2020 – May 31, 2040

NextEra Energy:
100 MW Capacity Sale	June 1, 2016 – May 31, 2018
30 MW Capacity Sale	June 1, 2015 – May 31, 2018

AEP Energy Partners:
79/50 MW Capacity Sale*	June 1, 2016 – May 31, 2020

Basin Electric Power Cooperative:
50 MW Capacity Sale	June 1, 2018 – May 31, 2020
50 MW Capacity Sale	June 1, 2020 – May 31, 2021

* the AEP sale is for 79 MW in the 2016/17 and 2017/18 year and reduces to 50 MW for the remainder of the term.

Definitions:

System Power Sale: Annual sales of both Capacity and Firm Energy.

Diversity Exchange: Seasonal swap of Capacity and Firm Energy.

Energy Sale: Long-term energy contracts with customers whereby Manitoba Hydro will offer energy under the contract when it has energy that is surplus to domestic customer and dependable export customer requirements.

Financial Swap: Contract where parties financially settle the difference between a fixed price and a specified floating price at an agreed upon node.

(S):    Summer season.

(W):  Winter season.

CANADIAN FOREIGN EXCHANGE

Canada maintains a floating exchange rate. Average noon spot exchange rates against the U.S. dollar are shown in the table below for the calendar years 2011 through 2015.

	Average Noon Spot Rates
Foreign Currency	2011	2012	2013	2014	2015
	(Canadian dollars per unit of foreign currency)
United States Dollars (1)	$0.9891	$0.9996	$1.0299	$1.1045	$1.2787

(1)	The high and low spot rates for the U.S. dollar expressed in Canadian dollars for the calendar years 2011 through 2015 are as follows:

	2011	2012	2013	2014	2015
High	$1.0604	$1.0418	$1.1107	$1.2663	$1.4284
Low	0.9449	0.9710	1.0187	1.0713	1.2139

Source: Bank of Canada.

At March 31, 2016, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.2971.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2016

(with comparative figures for 2015)

	2015	2016
	(In millions of dollars)
FINANCIAL ASSETS
Cash and cash equivalents	$1,983	$2,415
Temporary investments	215	194
Amounts receivable	1,642	1,621
Inventories for resale	79	83
Portfolio investments	1,841	1,567
Loans and advances	1,251	1,402
Equity in government business enterprises	3,194	3,281

TOTAL FINANCIAL ASSETS	$10,205	$10,563

LIABILITIES
Borrowings	23,257	25,438
Accounts payable, accrued charges, provisions and unearned revenue	4,204	4,204
Pension liability	2,245	2,354

TOTAL LIABILITIES	29,706	31,996

NET DEBT	(19,501)	(21,433)

NON-FINANCIAL ASSETS
Inventories held for use	59	76
Prepaid expense	58	59
Tangible capital assets	11,461	12,486

	11,578	12,621

ACCUMULATED DEFICIT	$(7,923)	$(8,812)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE

FOR THE YEAR ENDED MARCH 31, 2016

(with comparative figures for 2015)

	2015	2016
	(In millions of dollars)
REVENUE
Income taxes:
Corporate income tax	$562	$516
Individual income tax	3,117	3,261
Other taxes:
Retail sales tax	2,205	2,269
Fuel taxes	334	332
Levy for health and education	321	333
Education property tax	663	711
Other taxes	579	605
Fees and other revenue	2,183	2,236
Federal transfers:
Equalization	1,750	1,738
Canada Health and Canada Social Transfers	1,621	1,697
Shared cost and other	438	385
Net income from government business enterprises	921	713
Sinking funds and other investment earnings	269	258

TOTAL REVENUE	14,963	15,054

EXPENSES
Health	5,976	6,244
Education	3,838	3,989
Family Services	1,111	1,190
Community, Economic and Resource Development	2,265	2,285
Justice and Other Expenditures	1,362	1,337
Debt Servicing	841	855

TOTAL EXPENSES	15,393	15,900

NET LOSS FOR THE YEAR	$(430)	$(846)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

FOR THE YEAR ENDED MARCH 31, 2016

(with comparative figures for 2015)

	2015	2016
	(In millions of dollars)
Opening accumulated deficit as previously reported	$ (6,614)	$ (7,385)
Changes in account policy (Note 1)	(505)	(610)
Adjustment to accumulated deficit (Note 2)	72	72

Opening accumulated deficit, as restated	(7,047)	(7,923)
Other comprehensive loss	(446)	(43)
Net loss for the year	(430)	(846)

Closing accumulated deficit	$ (7,923)	$ (8,812)

Note 1:

Manitoba Hydro adopted IFRS on April 1, 2015, with a transition date of April 1, 2014. This transition to IFRS resulted in an increase in the Government’s opening accumulated deficit and net debt of $610 million (2015 - $505 million). These adjustments are primarily related to the measurement of employee future benefits under IAS 19. Employee Benefits. Manitoba Hydro previously deferred actuarial gains and losses using the corridor method of amortization. Actuarial gains and losses are now recognized immediately in other comprehensive income. In addition, both vested and unvested sick leave and severance liabilities are now recorded; previously, only legally vested obligations were recognized. The transition to IFRS increased the 2015 net income by $22 million due to various adjustments and increased the other comprehensive loss by $127 million.

Note 2:

During the year, the Government identified that costs eligible for recovery under the Federal Government’s Disaster Financial Assistance program had not been recognized as revenue in the year the costs were incurred. The eligible costs related to the 2009 and 2011 spring floods. The Government corrected this error by recognizing the revenue in the appropriate periods. As a result, the receivable from the Government of Canada has increased by $72 million (2015 - $72 million). Prior year results have been restated.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED MARCH 31, 2016

(with comparative figures for 2015)

	2015	2016
	(In millions of dollars)
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the year	$ (430)	$ (846)
Changes in non-cash items:
Temporary investments	(13)	21
Amounts receivable	(1)	38
Valuation allowance	(22)	(20)
Inventories	(1)	(21)
Prepaids	—	(1)
Accounts payable, accrued charges, provisions and deferrals	202	—
Pension liability	207	109
Amortization of foreign currency fluctuation	6	6
Amortization of debt discount	(107)	(62)
Unamortized losses on derivative contracts	96	11
Loss on disposal of tangible capital assets	62	53
Amortization of tangible capital assets	595	624

	594	(88)
Other comprehensive loss	(446)	(43)
Changes in equity in GBEs	121	(87)

Cash provided by operating activities	269	(218)

Capital Activities
Acquisition of tangible capital assets	(1,534)	(1,702)

Cash used in capital activities	(1,534)	(1,702)

Investing activities
Investments purchased	(2,810)	(2,811)
Investments sold or matured	1,585	1,035

Cash used in investing activities	(1,225)	(1,776)

Financing activities
Debt issued	5,556	6,502
Debt redeemed	(2,683)	(2,374)

Cash provided by financing activities	2,873	4,128

Increase in cash and cash equivalents	383	432
Cash and cash equivalents, beginning of year	1,600	1,983

Cash and cash equivalents, end of year	$1,983	$2,415

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2016 (2)

(with comparative figures for 2015)

	Utilities	Insurance	Finance	Total 2016	Total 2015
	(In millions of dollars)
Changes in Equity
Results of Operations
Revenue from Operations	$2,281	$1,543	$1,397	$5,221	$5,400

Expenses:
Operations	1,612	1,462	802	3,876	3,918
Debt servicing	620	—	12	632	561

Total Expenses	2,232	1,462	814	4,508	4,479

Net Income	49	81	583	713	921
Other comprehensive income (loss)	(56)	13	—	(43)	(446)

Total comprehensive income (loss)	(7)	94	583	670	475
Transfers to the Government	—	—	(583)	(583)	(596)

Net increase in equity in GBEs	$(7)	$94	$—	$87	$(121)

(1)	GBEs consist of the following as at March 31, 2016:

Utilities:

The Manitoba Hydro-Electric Board

Insurance:

The Deposit Guarantee Corporation of Manitoba

The Manitoba Public Insurance Corporation

The Workers Compensation Board

Finance:

Manitoba Liquor & Lotteries Corporation

(2)	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year ends.

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2016

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(A) Payable in Canadian Dollars:
Debenture Loans
FW	1-Dec-16	2011	2.05	600,000	(1)
FX	1-Jun-17	2012	1.85	300,000	(1)
FJ	22-Sep-17	2007	4.70	250,000	(1)
PC	5-Mar-18	2007	4.25	250,000	(1)
GD	5-Sep-18	2013	1.85	300,000	(1)
FP	3-Jun-20	2010	4.15	800,000	(1)
GL	5-Sept-20	2015	1.60	350,000	(1)
GO	5-Sept-21	2016	1.55	400,000	(1)
FV	1-Dec-21	2011	3.85	600,000	(1)
GF	2-Jun-23	2013	2.55	900,000	(1)
GH	2-Jun-24	2014	3.30	900,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)(3)
GJ	2-Jun-25	2015	2.45	1,700,000	(1)
GN	2-Jun-26	2016	2.55	300,000	(1)
CL	5-Mar-31	1991	10.5	599,945	(1)
FA	5-Mar-37	2004	5.70	700,000	(1)
PB	5-Mar-38	2007	4.60	950,000	(1)
FK	5-Mar-40	2008	4.65	800,000	(1)
FR	5-Mar-41	2010	4.10	1,300,000	(1)
FT	5-Mar-42	2011	4.40	400,000	(1)
GA	5-Mar-43	2012	3.35	550,000	(1)
GG	5-Sept-45	2013	4.05	1,500,000	(1)
GK	5-Sept-46	2015	2.85	1,650,000	(1)
FN	5-Mar-50	2009	4.70	350,000	(1)

Total Debenture Loans				16,749,945

Medium-Term Notes
C121-MTN	19-Apr-16	2011	Floating	430,000	(1)
C123-MTN	15-Sept-16	2011	Floating	350,000	(1)
S001-MTN	15-Sep-16	2011	Floating	75,000	(1)
C126-MTN	3-Apr-17	2012	Floating	300,000	(1)
C011-MTN	22-Sep-17	1997	6.50	280,454	(1)
C012-MTN	22-Sep-17	1997	6.50	100,000	(1)
C132-MTN	2-Apr-18	2012	Floating	404,000	(1)
C023-MTN	15-Nov-18	1998	5.50	250,000	(1)
C084-MTN/RRB	1-Dec-18	2006	1.738	99,764	(1)
C135-MTN	2-Apr-20	2013	Floating	720,000	(1)
C077-MTN	11-Feb-20	2005	4.75	625,000	(1)
C138–MTN	15-May-20	2014	Floating	520,000	(1)
C144-MTN	20-Aug-25	2015	STEP	20,000	(6)
C119-MTN	5-Sep-25	2010	4.40	715,000	(1)
C127-MTN	3-May-27	2012	STEP	22,000	(6)
C136-MTN	5-Sep-29	2013	3.25	356,000	(1)
C074-MTN	3-Dec-29	2004	STEP	100,000	(6)
C116-MTN	5-Mar-31	2010	6.30	100,000	(5)
C134-MTN	6-May-31	2013	3.05	25,000	(1)
C049-MTN	26-Jul-32	2002	4.31	50,000	(1)(5)

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
C052-MTN	29-Oct-32	2002	5.975	30,000	(1)
C141-MTN	5-Sept-33	2014	3.75	80,000	(1)
C076-MTN	19-Jan-35	2005	STEP	75,000	(6)
C086-MTN	30-Jun-36	2006	STEP	50,000	(6)
C087-MTN/RRB	1-Dec-36	2006	2.00	115,333	(1)
C124-MTN	5-Mar-39	2011	4.25	210,000	(1)
C091-MTN	16-Jul-39	2007	STEP	100,000	(10)
C031-MTN	5-Mar-40	2001	6.20	276,000	(1)
C040-MTN	5-Mar-42	2002	6.00	350,000	(1)
C068-MTN	5-Mar-44	2004	5.80	120,000	(1)
C092-MTN	5-Sept-44	2007	5.00	157,035	(1)
C129-MTN	5-Sept-52	2012	3.15	610,000	(1)
C139-MTN	5-Sept-54	2014	3.65	75,000	(1)
C110-MTN	5-Mar-60	2009	5.20	325,000	(1)
C109-MTN	5-Mar-63	2009	4.625	255,000	(1)
C137-MTN	5-Mar-63	2013	3.45	409,000	(1)

				8,879,486

L004-MTN	22-Sep-17	2000	6.50	25,000	(1)
L003-MTN	15-Nov-18	2000	5.50	75,000	(1)

				100,000

H053	19-Apr-16	2011	Floating	50,000	(1)
H033	15-Nov-18	2007	5.50	80,000	(1)
H058	15-May-20	2013	Floating	100,000	(1)
H060	5-Sep-29	2014	3.25	100,000	(1)
H061	5-Sep-33	2014	3.75	50,000	(1)

				380,000

D165-MTN	15-Sep-16	2011	Floating	200,000	(1)
D147-MTN	15-Nov-18	2005	5.50	50,000	(1)
D152-MTN	15-Nov-18	2007	5.50	45,000	(1)
D150-MTN/RRB	1-Dec-18	2006	1.738	99,764	(1)
D025-MTN	5-Mar-31	2000	6.30	310,000	(1)
D129-MTN	5-Mar-31	2005	STEP	100,000	(5)

				804,764

Total Medium-Term Notes				10,064,350

Foreign Issues Swapped to Canadian Dollars:

AZ	17-Jul-16	1986	N/A	200,631
C037	21-Nov-16	2001	N/A	13,110
C036	21-Nov-16	2001	N/A	39,340
FY	3-Apr-17	2012	N/A	661,500
BM	15-Jan-18	1988	N/A	254,960
GE	1-Jun-18	2013	N/A	102,470
EE	15-Sept-18	1998	N/A	228,380
BU	1-Dec-18	1988	N/A	338,755
FZ	30-May-19	2012	N/A	615,750
CB	15-Jan-20	1990	N/A	369,400
CD	1-Apr-20	1990	N/A	412,815
GM	30-Nov-20	2015	N/A	1,334,700
GB	8-Aug-22	2012	N/A	209,700
GC	6-Sep-22	2012	N/A	592,710

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
H059	13-Sep-23	2013	N/A	198,185
GI	14-May-24	2014	N/A	872,400
C140	3-Mar-25	2014	N/A	367,444
C145	9-Jun-26	2015	N/A	118,795
C113	29-Mar-30	2010	N/A	102,923
C148	24-Mar-31	2016	N/A	297,748
C142	11-Jun-35	2015	N/A	43,200
C146	11-Dec-35	2015	N/A	82,993
S002	31-Oct-40	2011	N/A	55,864
C143	25-Jun-40	2015	N/A	370,313
C147	25-Feb-41	2016	N/A	130,985
H062	25-Jun-41	2016	N/A	71,261
H057	17-Nov-42	2012	N/A	39,463
C120	14-Oct-50	2010	N/A	70,300
C128	25-Jun-52	2012	N/A	64,420

				8,260,515

Total Canadian Dollars				35,074,810

(B) Payable in U.S. Dollars:
AZ	17-Jul-16	1986	7.75	193,774	(1)(2)
FH	6-Dec-16	2006	4.90	648,550	(1)
FY	3-Apr-17	2012	1.30	661,500	(1)(2)
BM	15-Jan-18	1988	9.125	259,420	(1)(2)
GE	1-Jun-18	2013	1.125	621,310	(1)(2)
EE	15-Sep-18	1988	9.50	259,420	(1)(2)
BU	1-Dec-18	1988	9.625	389,130	(1)(2)
FZ	30-May-19	2012	1.750	778,260	(1)(2)
CB	15-Jan-20	1990	8.80	324,275	(1)(2)
CD	1-Apr-20	1990	9.25	389,130	(1)(2)
GM	30-Nov-20	2015	2.05	1,297,100	(1)(2)
CO	15-Sep-21	1991	8.875	389,130	(1)
GC	06-Sep-22	2012	2.100	778,260	(1)(2)
GI	14-May-24	2014	3.050	1,037,680	(1)(2)

				8,026,939

Swapped to Canadian Dollars:
AZ	17-Jul-16	1986	N/A	(193,774)	(1)(2)
FY	3-Apr-17	2012	N/A	(661,500)	(1)(2)
BM	15-Jan-18	1988	N/A	(259,420)	(1)(2)
GE	1-Jun-18	2013	N/A	(102,470)	(1)(2)
EE	15-Sep-18	1988	N/A	(259,420)	(1)(2)
BU	1-Dec-18	1988	N/A	(329,463)	(1)(2)
FZ	30-May-19	2012	N/A	(778,260)	(1)(2)
CB	15-Jan-20	1990	N/A	(324,275)	(1)(2)
CD	1-Apr-20	1990	N/A	(389,130)	(1)(2)
GM	30-Nov-20	2015	N/A	(1,297,100)	(1)(2)
GC	6-Sep-22	2012	N/A	(778,260)	(1)(2)
GI	14-May-24	2014	N/A	(1,037,680)	(1)(2)

				(6,410,752)

Total US Dollars				1,616,187

(A) Payable in Japanese Yen:
C036	21-Nov-16	2001	2.00	34,620	(1)(2)
C037	21-Nov-16	2001	2.03	11,540	(1)(2)

				46,160

Japanese Yen Issues swapped to Canadian Dollars:
C036	21-Nov-16	2001	2.00	(34,620)	(1)(2)
C037	21-Nov-16	2001	2.03	(11,540)	(1)(2)

				(46,160)

Total Japanese Yen				0

(C) Australian Dollar:
GB	8-Aug-22	2012	4.25	199,140	(1)(2)
H059	13-Sep-23	2013	5.25	199,140	(1)(2)
C140	3-Mar-25	2014	4.25	373,388	(1)(2)
C145	9-Jun-26	2014	4.25	119,484	(1)(2)

				891,152

Swapped to Canadian Dollars:
GB	8-Aug-22	2012	4.25	(199,140)	(1)(2)
H059	13-Sep-23	2013	5.25	(199,140)	(1)(2)
C140	3-Mar-25	2014	4.25	(373,388)	(1)(2)
C145	9-Jun-26	2014	4.25	(119,484)	(1)(2)

				(891,152)

Total Australian Dollars				0

(D) Payable in Euros:
C113	29-Mar-30	2010	4.00	110,813	(1)(2)
C120	14-Oct-50	2010	3.15	73,875	(1)(2)
S002	31-Oct-40	2011	3.24	59,100	(1)(2)
C128	25-Jun-52	2012	2.78	73,875	(1)(2)
H057	17-Nov-42	2012	2.67	45,803	(1)(2)
C142	11-Jun-35	2015	1.39	47,280	(1)(2)
C143	25-Jun-40	2015	1.77	381,195	(1)(2)
C146	11-Dec-35	2015	1.86	85,695	(1)(2)
C147	25-Feb-41	2016	1.74	125,588	(1)(2)
C148	24-Mar-31	2016	1.28	298,455	(1)(2)
H062	25-Jun-41	2016	1.95	66,488	(1)(2)

				1,368,165

Swapped to Canadian Dollars:
C113	29-Mar-30	2010	4.00	(110,813)	(1)(2)
C120	14-Oct-50	2010	3.15	(73,875)	(1)(2)
S002	31-Oct-40	2011	3.24	(59,100)	(1)(2)
C128	25-Jun-52	2012	2.78	(73,875)	(1)(2)
H057	17-Nov-42	2012	2.67	(45,803)	(1)(2)
C142	11-Jun-35	2015	1.39	(47,280)	(1)(2)
C143	25-Jun-40	2015	1.77	(381,195)	(1)(2)
C146	11-Dec-35	2015	1.86	(85,695)	(1)(2)
C147	25-Feb-41	2016	1.74	(125,588)	(1)(2)
C148	24-Mar-31	2016	1.28	(298,455)	(1)(2)
H062	25-Jun-41	2016	1.95	(66,488)	(1)(2)

				(1,368,165)

Total Euros				0

Builder Bonds (Payable in Canadian Dollars)

BB # 13	15-Jun-17	2012	Floating	13,111	(6)
	15-Jun-17	2012	Fixed	275	(1)
	15-Jun-17	2012	Fixed	918	(1)
BB # 14	15-Jun-19	2014	Floating	38,779	(6)
	15-Jun-17	2014	Fixed	3,989	(1)
	15-Jun-19	2014	Fixed	1,353	(1)
	15-Jun-19	2014	Fixed	471	(1)
BB # 15	15-Jun-20	2015	Floating	7,560	(6)
	15-Jun-18	2015	Fixed	3,501	(1)
	15-Jun-20	2015	Fixed	453	(1)
	15-Jun-20	2015	Fixed	92	(1)

				70,502

Total Bonds and Debentures				36,761,498

Canada Pension Plan (Payable in Canadian Dollars)
CPP237	1-May-19	1999	5.67	14,639	(9)
CPPIB-001-MTN	7-Aug-37	2007	5.04	81,158	(1)
CPPIB-002-MTN	1-Dec-38	2009	4.67	102,577	(1)
CPPIB-003-MTN	3-Dec-40	2010	4.38	115,790	(1)
CPPIB-004-MTN	16-Jan-42	2012	3.42	104,459	(1)
CPPIB-005-MTN	3-Jul-42	2012	3.33	73,373	(1)

				491,996

Health Care Facilities
				440,437

Government Business Enterprises
				10,000

Province of Manitoba Promissory Notes
				0

Immigrant Investor Program (IIP)
	2016-2021	Various		175,751

Treasury Bills Payable in Canadian Dollars
	2016	Various		1,625,000	(7)

Total Borrowings				39,504,683

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2015

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref.
				(In thousands of dollars)
BORROWINGS OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
Series 1	15-Jun-92	1989	Matured	$ 74
Series 2	15-Jun-93	1990	Matured	20
Series 3	15-Jun-96	1991	Matured	105
Series 4	15-Jun-97	1992	Matured	344
Series 5	15-Jun-01	1996	Matured	436
Series 6	15-Jun-02	1997	Matured	105
	15-Jun-00	1997	Matured	135
	15-Jun-02	1997	Matured	117
Series 11
5 yr floating	15-Jun-16	2011	Floating	8,830	(6)
5 yr fixed annual	15-Jun-16	2011	3.15	1,439	(1)
5 yr fixed compound	15-Jun-16	2011	3.15	5,856	(1)
Series 12
5 yr floating	15-Jun-18	2013	Floating	6,211	(6)
3 yr fixed annual	15-Jun-16	2013	1.65	3,153	(1)
5 yr fixed annual	15-Jun-18	2013	1.75	467	(1)
5 yr fixed compound	15-Jun-18	2013	1.75	234	(1)

				27,524

Manitoba Hydro Promissory Notes				0
City of Winnipeg Hydro Bonds				80,000	(1)

Total Self-Supporting Guaranteed Debt				107,524

Grow Bonds				2,500	(8)

Total Securities Guaranteed				$ 110,024

References:

1.	Non-callable/redeemable.
2.	All or part swapped to Canadian dollars.
3.	All or part swapped to U.S. dollars.
4.	Callable as per terms.
5.	Extendable as per terms.
6.	Redeemable at holder’s option, prior to maturity.
7.	91-day Treasury Bills issued by tender in the amount of $125,000,000 weekly.
8.	The Province has only guaranteed the principal portion of the issue.
9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.
10.	Putable at the holder’s option.

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31,

	2012 (CGAAP)	2013 (CGAAP)	2014 (CGAAP)	2015 (IFRS)	2016 (IFRS)
	(In millions of dollars)
Revenues
Domestic
Electric	$1,193	$1,341	$1,405	$1,424	$1,399
Gas	329	329	415	427	353
Extraprovincial	333	329	402	384	415
Other	45	69	70	81	91

	1,900	2,068	2,292	2,316	2,258

Expenses
Cost of gas sold	197	182	252	266	181
Finance expense	423	489	470	551	620
Operating and administrative	481	533	558	614	614
Depreciation and amortization	381	423	442	378	394
Water rentals and assessments	119	118	125	125	126
Fuel and power purchased	116	109	140	129	117
Capital and other taxes	103	105	117	115	123
Other expenses	19	30	36	77	114
Finance income	-	-	-	(26)	(23)

	1,839	1,989	2,140	2,229	2,266

Net income (loss) before net movement in regulatory balances	61	79	152	87	(8)

Net movement in regulatory balances	-	-	-	38	47

Net Income	$61	$79	$152	$125	$39

Net income (loss) attributable to:
Manitoba Hydro	$61	$92	$174	$136	$49
Non-controlling interests	-	(13)	(22)	(11)	(10)

	$61	$79	$152	$125	$39

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31,

	2015 (IFRS)	2016 (IFRS)
	(In millions of dollars)
ASSETS
Current Assets
Cash and cash equivalents	$494	$956
Accounts receivable and accrued revenue	427	372
Prepaid expenses	47	40
Inventory	99	117

	1,067	1,485

Property, Plant and Equipment	15,222	17,208
Non-Current Assets
Sinking fund investments	114	-
Goodwill	107	107
Intangible assets	183	194
Loans and other receivables	464	300

	868	601

Total assets before regulatory deferral balance	17,157	19,294
Regulatory deferral balance	410	486

	$17,567	$19,780

LIABILITIES AND RETAINED EARNINGS
Current Liabilities
Current portion of long-term debt	$377	$326
Accounts payable and accrued liabilities	529	723
Other liabilities	94	88
Accrued interest	96	104

	1,096	1,241

Long-Term Debt	12,303	14,201
Non-Current Liabilities
Other long-term liabilities	686	670
Employee future benefits	804	859
Deferred revenue	459	535
Provisions	17	30

	1,966	2,094

Total liabilities	15,365	17,536
Equity
Retained earnings	2,779	2,828
Accumulated other comprehensive loss	(720)	(776)

Equity attributable to Manitoba Hydro	2,059	2,052
Non-controlling interests	120	140

Total equity	2,179	2,192

Total liabilities and equity before regulatory deferral balance	17,544	19,728
Regulatory deferral balance	23	52

	$17,567	$19,780

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31,

	2015 (IFRS)	2016 (IFRS)
	(In millions of dollars)
Operating Activities
Cash receipts from customers	$2,359	$2,298
Cash paid to suppliers and employees	(1,203)	(950)
Interest received	26	23
Interest paid	(517)	(580)

	665	791

Investing Activities
Additions to property, plant and equipment	(1,802)	(2,372)
Contributions received	72	92
Cash paid to the City of Winnipeg	(16)	(16)
Cash paid for mitigation obligations	(13)	(33)
Cash paid for major development obligations	(9)	(22)
Other	(105)	(89)

	(1,873)	(2,440)

Financing Activities
Proceeds from long-term debt	2,210	2,165
Retirement of long-term debt	(654)	(362)
Repayment from /(advances to) external entities	(51)	164
Proceeds from partnership issuances	58	30
Sinking fund investment withdrawals	111	246
Sinking fund investment purchases	(114)	(132)

	1,560	2,111

Net increase in cash and cash equivalents	352	462
Cash and cash equivalents, beginning of year	142	494

Cash and cash equivalents, end of year	$494	$956

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED MARCH 31,

	2015 (IFRS)	2016 (IFRS)
	(In millions of dollars)
Net Income	$125	$39
Other comprehensive loss
Items that will not be reclassified to income
Net experience losses on pensions	(127)	(8)
Items that will be reclassified to income
Cash flow hedges – unrealized foreign exchange losses on debt	(249)	(47)
Items that have been reclassified to income
Cash flow hedges – realized foreign exchange gains on debt	(8)	(1)

	(384)	(56)

Comprehensive Loss	$(259)	$(17)

Comprehensive loss attributable to:
Manitoba Hydro	$(248)	$(7)
Non-controlling interests	(11)	(10)

	$(259)	$(17)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED MARCH 31,

	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Manitoba Hydro	Non-Controlling Interests	Total Equity
	(In millions of dollars)

Balance as at April 1, 2014	$2,643	$(336)	$2,307	$73	$2,380

Net income (loss)	136	-	136	(11)	125
Other comprehensive loss	-	(384)	(384)	-	(384)

Comprehensive income (loss)	136	(384)	(248)	(11)	(259)
Change in ownership interest	-	-	-	58	58

Balance as at March 31, 2015	2,779	(720)	2,059	120	2,179

Net income (loss)	49	-	49	(10)	39
Other comprehensive loss	-	(56)	(56)	-	(56)

Comprehensive income (loss)	49	(56)	(7)	(10)	(17)
Change in ownership interest	-	-	-	30	30

Balance as at March 31, 2016	$2,828	$(776)	$2,052	$140	$2,192